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NOTICE OF 2004 ANNUAL MEETING
PROXY STATEMENT FOR 2004 ANNUAL MEETING
2003 ANNUAL REPORT

	Exhibit A—Audit Committee Charter	II-27
	Exhibit B—Compensation Committee Charter	II-34
III.	2003 Annual Report	III-1
	Business	III-1
	NYSE Price Range, Dividends	III-1
	Management's Discussion and Analysis of Financial Condition and Results of Operations	III-2
	Consolidated Statements of Income	III-25
	Consolidated Balance Sheets	III-26
	Consolidated Statement of Stockholders' Equity and Comprehensive Income	III-27
	Consolidated Statements of Cash Flow	III-28
	Notes to Consolidated Financial Statements	III-29
	Report of Management	III-62
	Independent Auditors' Report	III-63
	Selected Financial Data	III-64
	Chairman, Vice Chairman and Executive Officers and Directors	III-65
	Corporate Data	III-66

2

SAUER-DANFOSS INC.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 5, 2004

TO OUR STOCKHOLDERS:

        The annual meeting of stockholders of Sauer-Danfoss Inc., a Delaware corporation, will be held at The Hotel at Gateway Center, U.S. 30 and Elwood Drive, Ames, Iowa 50010, on Wednesday, May 5, 2004, commencing at 8:30 a.m. local time. At the meeting, stockholders will act on the following matters:

  1.
  To elect ten (10) directors for a term expiring at the annual meeting of stockholders to be held in 2005, and until their respective successors are duly elected and shall qualify.

  2.
  To ratify the appointment of KPMG LLP as the Company's independent accountants for 2004.

  3.
  To transact such other business as may properly come before the meeting or any postponement, adjournment, or adjournments.

        Stockholders of record at the close of business on March 22, 2004 are entitled to notice of and to vote at the annual meeting or any postponement, adjournment, or adjournments.

        Whether or not you expect to attend the Annual Meeting, please either complete, date, sign, and return the accompanying proxy card in the provided envelope or vote your shares by telephone or via the Internet using the instructions on the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. Even if you have given your proxy, whether by mail, by telephone, or via the Internet, you may still vote in person if you attend the meeting. If your shares are held of record by a broker, bank, or other nominee ("Street Name") you will need to obtain from the institution that holds your shares and bring to the meeting a proxy issued in your name, authorizing you to vote the shares.

By order of the Board of Directors,
Kenneth D. McCuskey Corporate Secretary
Lincolnshire, Illinois April 2, 2004

I-1

SAUER-DANFOSS INC.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

PROXY STATEMENT

April 2, 2004

GENERAL INFORMATION

Solicitation and Revocability of Proxies

        The enclosed proxy is being solicited on behalf of the Board of Directors of Sauer-Danfoss Inc. (the "Company") for use at the annual meeting of the stockholders to be held on May 5, 2004 (the "Annual Meeting"), and at any postponement, adjournment, or adjournments. Most stockholders have a choice of voting via the Internet, by using a toll-free telephone number, or by completing a proxy card and mailing it in the envelope provided. Check your proxy card or the information forwarded by your bank, broker, or other holder of record to see which options are available to you. Please be aware that if you vote over the Internet, you may incur costs such as telecommunication and Internet access charges for which you will be responsible. The telephone voting facilities for stockholders of record will be available until 12:00 pm CDT on May 4, 2004 and the Internet voting facilities will be available until 12:00 pm CDT on May 4, 2004, the day prior to the Annual Meeting.

        Any proxy given does not affect your right to vote in person at the meeting and may be revoked at any time before it is exercised by notifying Kenneth D. McCuskey, Corporate Secretary, by mail, telegram, or facsimile, by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote) or by appearing at the Annual Meeting in person and voting by ballot. Persons whose shares are held of record by a brokerage house, bank, or other nominee and who wish to vote at the meeting, must obtain from the institution holding their shares a proxy issued in such person's name.

        The Company intends to mail this Proxy Statement and the accompanying proxy on or about April 2, 2004.

Expense of Solicitation

        The Company will bear the entire cost of solicitation of proxies, including the preparation, assembly, printing, and mailing of this Proxy Statement, the accompanying proxy and any additional information furnished to stockholders. The Company will reimburse banks, brokerage houses, custodians, nominees, and fiduciaries for reasonable expenses incurred in forwarding proxy material to beneficial owners. In addition to solicitations by mail, regular employees and directors of the Company may, but without compensation other than their regular compensation, solicit proxies in person or by telephone, facsimile or electronic means. The Company does not expect to pay any compensation for the solicitation of proxies.

Voting of Proxies

        All shares entitled to vote and represented by properly completed proxies received prior to the Annual Meeting and not revoked will be voted in accordance with the instructions on the proxy. If no instructions are indicated on a properly completed proxy, the shares represented by that proxy will be voted for the election of the nominees for director designated below and for ratification of the appointment of KPMG LLP as independent accountants of the Company for 2004.

Persons Entitled to Vote

        Only holders of common stock of the Company of record as of the close of business on March 22, 2004 are entitled to notice of and to vote at the Annual Meeting. At the close of business on that date, 47,432,268 shares of common stock were outstanding. Holders of common stock are entitled to one (1) vote for each share held on all matters to be voted upon. Shares cannot be voted at the Annual Meeting unless the owner is present in person or represented by proxy. The directors shall be elected by an affirmative vote of a plurality of the shares that are entitled to vote on the election of directors and that are represented at the meeting by stockholders who are present in person or by proxy, assuming a quorum is present. The ten nominees for directors receiving the greatest number of votes at the Annual Meeting will be elected as directors. For all other matters to be voted upon at the Annual Meeting, the affirmative vote of a majority of shares present in person or represented by proxy, and entitled to vote on the matter, is necessary for approval.

        When a broker or other nominee holding shares for a customer votes on one proposal, but does not vote on another proposal because the broker or nominee does not have discretionary voting power with respect to such proposal and has not received instructions from the beneficial owner, it is referred to as a "Broker Nonvote." Properly executed proxies marked "Abstain" or proxies required to be treated as "Broker Nonvotes" will be treated as present for purposes of determining whether there is a quorum at the meeting. Abstentions will be considered shares entitled to vote in the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker Nonvotes are counted towards a quorum, but are not counted for any purpose in determining whether a matter has been approved.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information as of February 13, 2004, with respect to shares of common stock of the Company that were owned beneficially by: (i) each beneficial owner of more than 5% of the outstanding shares of common stock; (ii) each of the directors; (iii) each of the executive officers of the Company named in the Summary Compensation table; and (iv) all executive officers and directors of the Company as a group.

Beneficial Owners, Directors, and Executive Officers	Number of Shares Beneficially Owned(1)		Percent of Outstanding Shares
Klaus Murmann & Co. KG(2)	36,629,787	(3)	77.2%
Danfoss Murmann Holding A/S(4)	35,415,962	(5)	74.7%
Danfoss A/S(4)	35,415,962	(5)	74.7%
Sauer Holding GmbH(2)	36,629,787	(3)	77.2%
Sauer GmbH(2)	10,474,000	(6)	22.1%
Klaus H. Murmann, Director and Chairman(2)	36,631,287	(3)	77.2%
Hannelore Murmann(2)	36,631,287	(3)	77.2%
Nicola Keim, Director(2)	36,635,287	(3)	77.2%
Sven Murmann, Director(2)	36,635,287	(3)	77.2%
Ulrike-Murmann-Knuth(2)	36,629,787	(3)	77.2%
Jan Murmann(2)	36,629,787	(3)	77.2%
Anja Murmann-Mbappe(2)	36,629,787	(3)	77.2%
Brigitta Zoellner(2)	36,629,787	(3)	77.2%
Christa Zoellner(2)	36,629,787	(3)	77.2%
David J. Anderson, Director, President and Chief Executive Officer	145,000	(7)	*
James R. Wilcox, Executive Vice President and Chief Operating Officer	120,750		*
Karl J. Schmidt, Executive Vice President and Chief Financial Officer, and Treasurer	0		0%
Hans J. Cornett, Executive Vice President—Sales and Marketing	0		0%
Albert Zahalka, Vice President—Mobile Electronics	7,500		*
Jørgen Clausen, Director and Vice Chairman	62,500		*
Ole Steen Andersen, Director	4,500		*
Johannes F. Kirchhoff, Director	5,900		*
Hans Kirk, Director	4,500		*
F. Joseph Loughrey, Director	6,500	(8)	*
Steven H. Wood, Director	1,500		*
All directors and executive officers as a group (20 persons)	37,372,437	(9)	78.8%

*
Represents less than 1%.

(1)
Unless otherwise indicated in the following notes, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned. The following footnotes describe those shares which are beneficially owned by more than one person listed above.

(2)
The mailing address for each of these entities and persons is c/o Sauer Holding GmbH, Krokamp 35, 24539 Neumünster, Federal Republic of Germany.

(3)
These shares include 10,474,000 shares owned directly by Sauer GmbH, a German limited liability company, 7,913,825 shares owned directly by Sauer Holding GmbH, a German limited liability company ("Sauer Holding"), and 18,241,962 shares owned directly by Danfoss Murmann Holding A/S

  ("the Holding Company"). Sauer GmbH possesses only shared dispositive power and no voting power over 10,361,500 of the shares which it owns directly, as to which an irrevocable voting proxy (the "Voting Proxy") has been granted to the Holding Company. Sauer Holding possesses only shared voting and dispositive power over 6,812,500 of the shares which it owns directly. As a result of its 100% ownership of Sauer GmbH, Sauer Holding has shared voting and dispositive power over 112,500 of the shares owned directly by Sauer GmbH. As a result of its 50% voting power over the Holding Company, Sauer Holding has shared voting and dispositive power over the 18,241,962 shares owned directly by the Holding Company and over the 10,361,500 shares owned directly by Sauer GmbH that are subject to the Voting Proxy. Sauer Holding disclaims beneficial ownership of the 28,715,962 shares directly owned in the aggregate by Sauer GmbH and the Holding Company. As a result of its 100% ownership of Sauer Holding, Klaus Murmann & Co. KG, a German partnership ("Murmann KG"), has shared voting and dispositive power over the 36,629,787 shares owned in the aggregate by Sauer GmbH, Sauer Holding, and the Holding Company. Klaus H. Murmann and Hannelore Murmann, as the general partners of Murmann KG, and Nicola Keim, Sven Murmann, Ulrike Murmann-Knuth, Anja Murmann-Mbappe, Jan Murmann, Brigitta Zoellner and Christa Zoellner, as limited partners of Murmann KG who share the power to vote on investment decisions, also have shared voting and dispositive power over these 36,629,787 shares. Murmann KG, Klaus H. Murmann, Hannelore Murmann, Nicola Keim, Sven Murmann, Ulrike Murmann-Knuth, Anja Murmann-Mbappe, Jan Murmann, Brigitta Zoellner and Christa Zoellner each disclaim beneficial ownership of the 36,629,787 shares owned directly in the aggregate by Sauer GmbH, Sauer Holding, and the Holding Company. Hannelore Murmann further disclaims beneficial ownership of 1,500 shares owned directly by Klaus H. Murmann.

(4)
The mailing address for each of these entities is DK-6430 Nordborg, Denmark.

(5)
These shares include 18,241,962 shares owned directly by the Holding Company. As a result of its 50% voting power over the Holding Company, Danfoss A/S has shared voting and dispositive power over these shares. These shares also include 10,361,500 shares owned directly by Sauer GmbH that are subject to the Voting Proxy. The Holding Company has sole voting power, but no dispositive power (sole or shared), over these shares. Danfoss A/S has shared voting and dispositive power over these shares. These shares also include 6,812,500 shares owned directly by Sauer Holding, as to which the Holding Company and Danfoss A/S have shared voting and dispositive power. The Holding Company disclaims beneficial ownership of 6,812,500 of these shares. Danfoss A/S disclaims beneficial ownership of all 35,415,962 of these shares.

(6)
These shares are owned directly by Sauer GmbH but, pursuant to the Voting Proxy, Sauer GmbH has neither sole nor shared voting or dispositive power over 10,361,500 of these shares.

(7)
Mr. Anderson disclaims beneficial ownership with respect to 50,000 of these shares which are owned directly by his wife.

(8)
Mr. Loughrey disclaims beneficial ownership with respect to 2,000 of these shares which are owned directly by his wife.

(9)
Includes stock owned by the spouses and children of certain directors and executive officers.

GOVERNANCE OF THE COMPANY

        The Company's Board of Directors (the "Board"), currently has ten members, three of whom meet the New York Stock Exchange standard for independence. The Board has an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. All members of the Audit Committee and Compensation Committee are independent directors, but the two members of the Nominating Committee are not independent. The corporate governance listing standards of the New York Stock Exchange provide that a company of which more than 50% of the voting power is held by an individual, a group or another company need not comply with the Exchange's listing standards requiring that a majority of the Board be independent and that listed companies have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses specific items. The Company considers itself to be a controlled company because approximately 74.7% of the voting power of the Company's common stock is owned or controlled by Danfoss Murmann Holding A/S. Accordingly, the Company has elected to utilize the exemption from the requirement that a majority of the Board be independent and from the provisions relating to a nominating/corporate governance committee.

        The Board held four meetings during 2003. Each director attended at least 75% of the aggregate of the total number of meetings of the Board and the total number of meetings held by all committees of the Board on which the directors served during 2003, except that Hans Kirk attended 50% of such meetings. It is the policy of the Board that each director of the Company is expected to attend annual meetings of the stockholders of the Corporation, it being understood, however, that a director infrequently may be unable to attend annual meetings of the stockholders of the Company due to illness, a previously scheduled meeting of importance or other irreconcilable conflict. All of the directors attended the Company's annual stockholders meeting in June of 2003, except for Mr. Kirk.

        The non-management directors of the Company have adopted a schedule to meet in private session at the end of each regular meeting of the Board without any management director or executive officer being present. The non-management directors have also adopted the policy that the Chairman of the Board, or in his absence, the Vice Chairman, shall preside at all such meetings, provided that the Chairman or Vice Chairman is not an executive officer or a management employee of the Company.

Executive Committee

        The Executive Committee possesses all of the powers of the Board, except for certain powers specifically reserved by Delaware law to the Board. The Executive Committee held no formal meetings during 2003 but took action one time by unanimous written consent. Klaus H. Murmann and David J. Anderson are the current members of the Executive Committee.

Audit Committee

        The Audit Committee is currently composed of three directors, none of whom is an employee of the Company. The Audit Committee currently consists of Messrs. Wood (Chairman), Kirchhoff and Loughrey. All of the members of the Audit Committee are independent, as independence is defined in Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange's current listing standards. In addition, the Board has determined that at least one member of the Audit Committee meets the New York Stock Exchange listing standard of having accounting or related financial management expertise.

        The Board has also determined that Steven H. Wood meets the Securities and Exchange Commission's ("SEC") criteria of an "audit committee financial expert." Mr. Wood's extensive background and experience includes formerly serving as Executive Vice President and Chief Financial Officer of Maytag Corporation. Mr. Wood is a Certified Public Accountant and prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm. Mr. Wood is independent as that term is used in Item 7(d)(3)(iv) of Schedule 14A of the SEC's rules under the Securities Exchange Act of 1934.

        The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditors. The Committee also reviews the scope of the annual audit activities of the independent auditors and the Company's internal auditors, reviews audit and quarterly results and administers the Worldwide Code of Business Conduct and Lawful Practices and the Code of Ethics. All of the Committee's duties and responsibilities are set forth in a written Audit Committee Charter which was significantly revised by the Board in June 2003 and further amended in March 2004 and is attached to this Proxy Statement as Exhibit A. The Charter can also be viewed on the Company's website at www.sauer-danfoss.com. The Audit Committee held four meetings and two telephonic meetings during 2003.

Compensation Committee

        The Compensation Committee is currently composed of three directors, none of whom is an employee of the Company. The Compensation Committee reviews and determines the salaries of the executive officers of the Company and administers the Company's Annual Officer Performance Incentive Plan, 1998 Long-Term Incentive Plan and the Supplemental Executive Retirement Plans. All of the duties of the Compensation Committee are set forth in a written Charter adopted by the Board in March 2004, a copy of which is attached as Exhibit B. The Charter can also be viewed on the Company's website at www.sauer-danfoss.com. The Compensation Committee held four meetings in 2003. The current members of the Compensation Committee are Messrs. Kirchhoff (Chairman), Loughrey and Wood, all of whom are independent as defined under the current listing standards of the New York Stock Exchange.

Nominating Committee

        The current members of the Nominating Committee are Messrs. Clausen and Klaus Murmann, neither of whom is independent under the New York Stock Exchange's current listing standards. The Nominating Committee recommends to the Board proposed nominees whose election at the next annual meeting of stockholders will be recommended by the Board. The Nominating Committee acted once by unanimous written consent in 2003. The Nominating Committee does not currently have a written charter.

Consideration of Nominees, Qualifications and Procedures

        The Nominating Committee of the Board adopted the policy in March 2004 that it will consider qualified candidates for director that are suggested by stockholders. Stockholders can recommend qualified candidates for director by writing to: Nominating Committee, Attention: Kenneth D. McCuskey, Corporate Secretary, Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010. Recommendations should set forth detailed information regarding the candidate, including the person's background, education, business, community and educational experience, other Boards of Directors of publicly held corporations on which the candidate currently serves or has served in the past and other qualifications of the candidate to serve as a director of the Company. All recommendations must be received by January 1 in order to be considered as a nominee for director at the annual meeting of stockholders to be held in such year. Recommendations that are received that meet the conditions set forth above shall be forwarded to the Nominating Committee for further review and consideration.

        The Nominating Committee is responsible for recommending to the full Board of Directors nominees for election as directors. In evaluating director nominees, the Nominating Committee shall consider, among other things, the following factors:

  •
  The needs of the Company with respect to the particular talents and experience of its directors;

  •
  The extent to which the candidate would contribute to the range of talent, skill and expertise appropriate for the Board;

  •
  The ability of the candidate to represent the interests of the stockholders of the Company;

  •
  The candidate's standards of integrity, commitment and independence of thought and judgment;

  •
  The candidate's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties as a director of the Company, taking into account the candidate's services on other boards, including public and private company boards as well as not-for-profit boards, and other business and professional commitments of the candidate;

  •
  The knowledge, skills and experience of the candidate, including experience in the Company's industry, business, finance, administration or public service, in light of prevailing business conditions;

  •
  Experience with accounting rules and practices;

  •
  Familiarity with national and international business matters; and

  •
  The desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members.

        The Nominating Committee will also consider such other relevant factors as it deems appropriate, including the current composition of the Board, the need for independent directors, the need for Audit Committee expertise and the evaluations of other candidates. Other than considering the factors set forth above, there are no stated minimum criteria for director nominees.

        The Nominating Committee will identify candidates by first evaluating the current members of the Board of Directors willing to continue in service. If any member of the Board does not wish to continue in service or if the Nominating Committee or the Board decides not to re-nominate a member for election to the Board, the Nominating Committee shall identify the desired skills and experience of a new candidate in light of the factors set forth above. Current members of the Board of Directors may be polled for suggestions as to individuals meeting the criteria of the Nominating Committee, and qualified candidates recommended by stockholders shall be considered. Research may be performed to identify qualified individuals. The Nominating Committee may, but shall not be required to, engage third parties to identify or evaluate or assist in identifying potential candidates. The Nominating Committee has from time to time utilized an executive search firm to assist in identifying potential candidates.

        In connection with its evaluation of candidates, the Nominating Committee shall determine which, if any, candidates shall be interviewed, and if warranted, one or more members of the Nominating Committee, and others as appropriate, shall interview prospective candidates in person or by telephone. After completing this evaluation and interview process, the Nominating Committee shall make a recommendation to the full Board of Directors as to the persons who should be nominated by the Board of Directors.

Agreement Regarding Nominees for Director

        Entities and persons under the control of Klaus H. Murmann, a director and Chairman of the Company (the "Murmann Family") and Danfoss A/S ("Danfoss") have entered into an agreement regarding their ownership of the common stock owned by Danfoss Murmann Holding A/S (the "Holding Company Agreement"). Pursuant to the Holding Company Agreement, the Murmann Family and Danfoss will each identify for recommendation to the Company's Nominating Committee three candidates for Director who may be associated with the Murmann Family or Danfoss. In addition, the Murmann Family and Danfoss will each identify for recommendation two additional candidates for Director. One such candidate recommended by the Murmann Family will be the Company's Chief Executive Officer and President and the remaining three such candidates must be independent from and not associated or affiliated with the Murmann Family or Danfoss. With respect to the current nominees for election as Directors, Klaus H. Murmann, Nicola Keim and Sven Murmann were recommended by the Murmann Family and Messrs. Andersen, Clausen and Kirk were recommended by Danfoss.

Stockholder Communications with the Board

        The Board in March 2004, adopted a policy regarding stockholder communications with the Board. Stockholders and other parties interested in communicating directly with the Board of Directors may do so by writing to: Board of Directors, Attn: Kenneth D. McCuskey, Corporate Secretary, Sauer-Danfoss Inc., 2800 East 13th Street, Ames, Iowa 50010. Under the policy, the Corporate Secretary reviews all such correspondence and regularly forwards to all members of the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or committees thereof or that he otherwise determines requires their attention. The Corporate Secretary maintains a log of all correspondence received by the Company that is addressed to members of the Board and directors may at any time review such log and request copies of any such correspondence. Letters containing concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Company's Internal Corporate Counsel and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Code of Conduct and Code of Ethics

        The Company has had a code of conduct in effect for a number of years. The current version, the Sauer-Danfoss Inc. Worldwide Code of Legal and Ethical Business Conduct (the "Code of Conduct") was adopted by the Board in September 2002. The Code of Conduct applies to every employee, agent, representative, consultant and director of the Company. The Code of Conduct requires that the Company's employees, agents, representatives, consultants and directors avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interests.

        Overall administration of the Code of Conduct is the responsibility of the Audit Committee and the day-to-day administration of the Code of Conduct is the responsibility of the Corporate Business Conduct Committee that assists the Company's employees in complying with the requirements of the Code of Conduct. Employees are encouraged to report any conduct that they believe in good faith to be an actual or apparent violation of the Code of Conduct.

        The Company has also adopted the Sauer-Danfoss Inc. Code of Ethics for Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller and Other Senior Finance Staff (the "Code of Ethics"). The Code of Ethics is intended to comply with the provisions of Section 406 of the Sarbanes-Oxley Act of 2002 and regulations of the SEC. The Code of Ethics is intended to promote honesty and integrity, the avoidance of conflicts of interests, full, accurate, and timely disclosure of financial reports, and compliance with laws and regulations and other matters.

        The Code of Conduct and the Code of Ethics are posted on the Company's website at www.sauer-danfoss.com. The Company will mail without charge, upon written request, a copy of the Code of Conduct and/or Code of Ethics. Requests should be sent to Kenneth D. McCuskey, Corporate Secretary at 2800 East 13thStreet, Ames, Iowa 50010.

Compensation of Directors

        Directors who are not employees of the Company receive quarterly retainers of $6,000 ($24,000 per annum), plus $1,000 for each Board meeting attended and $500 for participation in a telephonic meeting, together with expenses relating to their duties as directors. A non-employee director that serves as a chair of a committee shall receive an additional $500 for attending a meeting and an additional $250 for each telephonic meeting in which he participates of a committee for which he serves as chair. The Vice Chairman, if not an employee, receives a total quarterly retainer of $10,000 ($40,000 per annum) and the Chairman, if not an employee, receives a total quarterly retainer of $20,000 ($80,000 per annum).

        Pursuant to the Non-Employee Director Stock Option and Restricted Stock Plan, the Board has determined that following each annual meeting of stockholders, each non-employee director shall receive 1,500 shares of Restricted Common Stock of the Company. All shares of Restricted Common Stock of the Company will vest on the third anniversary of the date of grant. The non-employee directors will have voting and dividend rights with respect to the Restricted Common Stock, but the Restricted Common Stock will be forfeited upon termination of service from the Board for any reason prior to the third anniversary of the grant, unless otherwise determined by the Board in its discretion.

Related Transaction

        The Board approved the payment of $300,000 in 2003 to sponsor an 85-foot sailing yacht, named UCA, owned by Klaus Murmann, Chairman and a director of the Company, in connection with UCA's participation in open seas competitive racing. The Audit Committee of the Company approved the expenditure of an additional $150,000 in 2004 with respect to the sponsorship of UCA. Mr. Murmann has leased the yacht to a third party entity for the amount of 3,000 Euros per month, and such entity bears all the expenses of maintaining and operating the racing yacht with respect to competitive racing. It is anticipated that the lease will continue through the end of 2004. Mr. Murmann participates in some of UCA's racing competition as its skipper, including the 2003 DaimlerChrysler North Atlantic Challenge from Newport, Rhode Island to Hamburg, Germany, in which UCA recorded the fastest time of all participating yachts. UCA also has nine other sponsors that assist in financing its participation in international races. In return for its sponsorship, the Company's logo is embossed on the main sail of the yacht and the Company has the right to, and did several times in 2003, entertain customers, suppliers and employees on the yacht. In addition, the Board believes that sponsorship of UCA will increase the Company's international visibility.

REPORT OF THE AUDIT COMMITTEE

        In fulfilling its oversight responsibilities, the Audit Committee of the Board of Directors of Sauer-Danfoss Inc. (the "Corporation"), reviewed the scope of the annual audit activities of the independent auditors and the Corporation's internal auditors. The Audit Committee has discussed with KPMG, the Corporation's independent auditors, the overall scope and plans for their audit. The Audit Committee met with KPMG, with and without management present, to discuss the results of their audits, their evaluations of the Corporation's internal controls and the overall quality of the Corporation's financial reporting. The Audit Committee continued to monitor the scope and adequacy of the Corporation's internal auditing program.

        The Audit Committee met with both management and KPMG to review and discuss the audited financial statements.

        The Audit Committee reviewed with KPMG their judgments as to the quality and acceptability of the Corporation's accounting principles. The Audit Committee's review included discussion with KPMG of the matters required to be discussed pursuant to Statement on Auditing Standards No. 61, "Communications With Audit Committees," as amended.

        The Audit Committee has received and reviewed the written disclosures and the letter from KPMG required by the Independence Standards Board, Standard No. 1, "Independence Discussions With Audit Committees," and has discussed with KPMG, among other things, matters relating to its independence. The Audit Committee has also considered the compatibility of the nonaudit services provided by KPMG with its independence.

        Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2003 be included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2003.

AUDIT COMMITTEE: Steven H. Wood, Chairman Johannes F. Kirchhoff F. Joseph Loughrey

EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth information concerning total compensation awarded or paid to or earned by the Chief Executive Officer during 2003 and the four other most highly compensated executive officers of the Company, who served in such capacities as of December 31, 2003 (the "Named Executive Officers"), for services rendered to the Company in all capacities during each of the last three fiscal years ended December 31, 2003.

SUMMARY COMPENSATION TABLE

	Annual Compensation						Long Term Compensation
							Awards	Payouts
Name and Principal Position	Year	Salary($)		Bonus($)	Other Annual Compensation ($)		Restricted Stock Awards($)(1)(2)	LTIP Payouts ($)
David J. Anderson President and Chief Executive Officer	2003 2002 2001	444,369 413,515 187,562	(3)	186,635 177,001 0	— 83,046 —	(4)	— — —	— — —
James R. Wilcox Executive Vice President and Chief Operating Officer	2003 2002 2001	365,815 393,031 240,712	(3)	153,642 175,257 0	— 89,847 —	(5)	— — —	— — —
Karl J. Schmidt Executive Vice President and Chief Financial Officer, and Treasurer	2003 2002 2001	321,355 251,054 NA	(3)	246,156 179,504 NA	98,404 — NA	(6)	— — NA	— — NA
Hans J. Cornett Executive Vice President— Sales and Marketing	2003 2002 2001	221,609 210,906 221,877	(7)	93,076 119,314 0	— — —		— — —	— — —
Albert Zahalka Vice President— Mobile Electronics	2003 2002 2001	191,934 182,770 175,511		76,006 47,215 0	193,789 156,547 147,559	(8) (9) (10)	— — —	— — —

(1)
Performance Units granted in 2003 are set forth below in the table under "Long-Term Incentive Plan Awards".

(2)
On December 31, 2003, the Named Executive Officers held the following target number of Performance Units with the following value, based on the closing per share price of common stock of the Company on December 31, 2003, of $16.20: Mr. Anderson—57,466 Units with a value of $930,949; Mr. Wilcox—52,677 Units with a value of $853,367; Mr. Schmidt—34,212 Units with a value of $554,234; Mr. Cornett—34,053 Units with a value of $551,659; and Mr. Zahalka—25,047 Units with a value of $405,761. These Units are performance-based target units and, unless otherwise determined by the Committee, are only paid out if and when the performance goals (described below in the table under "Long-Term Incentive Plan Awards") are satisfied. Each of the Named Executive Officers receives dividend equivalents on the target number of Performance Units.

(3)
Includes two months salary, grossed up for taxes, for dislocation allowances for moves to the Chicago area.

(4)
Includes $70,838 in reimbursement for relocation expenses for move to the Chicago area.

(5)
Includes $84,156 in reimbursement for relocation expenses for move to the Chicago area.

(6)
Includes $79,508 in reimbursement for relocation expenses for move to the Chicago area.

(7)
Includes three months salary, grossed up for taxes, for dislocation allowance for moves from Europe to the United States.

(8)
Includes $175,612 for foreign assignment allowances.

(9)
Consists of foreign assignment allowances of $156,547.

(10)
Consists of foreign assignment allowances of $89,009 and relocation allowance of $58,550.

Stock Options

STOCK OPTION GRANTS IN LAST FISCAL YEAR

        The following table contains information concerning the stock option grants made to each of the Named Executive Officers during 2003.

	Individual Grants
	Number of Securities Underlying Options Granted (#)(1)				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
		Percent of Total Options Granted to Employees in Fiscal Year
Name			Exercise Price Per Share	Expiration Date
					5%	10%
David J. Anderson	41,087	12.08%	$8.17	3/5/2013	$211,187	$534,953
James R. Wilcox	28,761	8.46%	8.17	3/5/2013	147,832	374,468
Karl J. Schmidt	20,544	6.04%	8.17	3/5/2013	105,596	267,483
Hans J. Cornett	17,423	5.12%	8.17	3/5/2013	89,554	226,847
Albert Zahalka	9,771	2.87%	8.17	3/5/2013	50,223	127,218

(1)
Options were granted under the 1998 Long-Term Incentive Plan and have a grant price that is equal to the fair market value on the date of grant. Such options become exercisable on the third anniversary of the grant, subject to the Company achieving a minimum average return on net assets ("RONA") of 10% over the three-year period. Achievement of a 10% RONA results in 50% of the option shares being exercisable, achievement of 15% RONA results in 100% of the option shares being exercisable and achievement of 20% RONA results in 200% of the option shares being exercisable. Vesting is contingent upon continued service with the Company. The options generally have a maximum term of ten years.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END VALUES

			Number of Securities Underlying Unexercised Options at December 31, 2003
					Value of Unexercised In-The-Money Options at December 31, 2003(1)
	Shares Acquired On Exercise(#)
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
David J. Anderson	0	0	0	41,087	N/A	$329,929
James R. Wilcox	0	0	0	28,761	N/A	230,951
Karl J. Schmidt	0	0	0	20,544	N/A	164,968
Hans J. Cornett	0	0	0	17,423	N/A	139,907
Albert Zahalka	0	0	0	9,771	N/A	78,461

(1)
Represents the closing price per share of underlying shares on the last day of the fiscal year less the option exercise price multiplied by the number of shares. The closing price per share was $16.20 on the last trading day of the fiscal year as reported on the New York Stock Exchange.

Long-Term Incentive Awards

        The following table sets forth, for the Named Executive Officers, certain information regarding grants made in 2003 under the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan.

LONG-TERM INCENTIVE PLAN—AWARDS IN LAST FISCAL YEAR

			Estimated Future Payouts Under Non-Stock Price-Based Plans(2)
		Performance or other period until maturation or payout
	Number of shares, units or other rights (#)(1)
Name and Principal Position			Threshold (#)	Target (#)	Maximum (#)
David J. Anderson President and Chief Executive Officer	35,939	3 Years	17,970	35,939	71,878
James R. Wilcox Executive Vice President and Chief Operating Officer	25,158	3 Years	12,579	25,158	50,316
Karl J. Schmidt Executive Vice President and Chief Financial Officer, and Treasurer	17,970	3 Years	8,985	17,970	35,940
Hans J. Cornett Executive Vice President— Sales and Marketing	15,240	3 Years	7,620	15,240	30,480
Albert Zahalka Vice President— Mobile Electronics	8,547	3 Years	4,273	8,547	17,094

(1)
Above awards were made in accordance with the terms of the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan. The awards are the target number of Performance Units with the actual number of units to be based on performance. Dividend equivalents are paid on the units at the same rate and at the same time as dividends on the number of shares of common stock equal to the target number of units. Target awards are based upon a percentage of base salary and vary depending upon the individual's position and responsibilities within the organization.

(2)
Estimated Future Payouts are based upon the Simple Average Actual Return on Net Assets (RONA) as derived from the consolidated financial statements of the Company for the Performance Period of January 1, 2003 to December 31, 2005. The achievement of 10% RONA will result in payment of the threshold amount (50% of Target); achievement of 15% RONA will result in payment of the Target amount (100% of Target); and achievement of 20% RONA will result in payment of the Maximum amount (200% of Target). The Compensation Committee, in its sole discretion, may pay earned Performance Units in the form of cash or in shares of the Company's common stock. The number of shares of common stock to be issued, if any, shall equal the number of earned Performance Units designated by the Compensation Committee to be paid in shares. The amount of cash, if any, shall be equal to the fair market value of a share of common stock of the Company as of the close of the applicable performance period multiplied by the number of earned Performance Units designated by the Compensation Committee to be paid in cash.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	335,315	8.17	1,184,824(1 207,500(2	) )
Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	335,315	8.17	1,392,324

(1)
The Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan is an incentive compensation plan that permits the grant of Non-Qualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock, Performance Shares and Performance Units, and Other Incentive Awards. The number of shares remaining available for future issuance under this Plan is 1,184,824, provided, however, that the remaining maximum number of Shares of Restricted Stock that may be granted is 1,029,450. Outstanding grants under this Plan as of December 31, 2003, consisted of 335,315 Non-Qualified Stock Options and 709,311 of Performance Units which may be paid either in shares of Common Stock of the Company or cash, or any combination thereof, as may be determined in the discretion of the Compensation Committee.

(2)
The Sauer-Danfoss Inc. Non-Employee Director Stock Option and Restricted Stock Plan is an incentive compensation plan that permits the grant of Non-Qualified Stock Options and Shares of Restricted Stock. The number of shares remaining available for future issuance under this Plan, in the form of either options or Restricted Stock or any combination thereof, is 207,500. All outstanding grants under this Plan are currently in the form of Restricted Stock.

Retirement Plans

        U.S. Retirement Plan.    The following table sets forth the estimated annual benefits payable under the Sauer-Danfoss Employees' Retirement Plan (the "U.S. Retirement Plan") to participants retiring at a normal retirement date of January 1, 2004, for the specified average annual earnings and years of participation. The benefits have been calculated on the basis of a straight-life annuity.

U.S. RETIREMENT PLAN TABLE

	YEARS OF PARTICIPATION
Average Annual Earnings
	15	20	25	30
$150,000	$36,766	$49,030	$61,287	$73,505
$175,000	$43,587	$58,127	$72,658	$87,142
$200,000	$49,285	$65,726	$82,157	$98,535
$225,000	$49,857	$66,488	$83,110	$99,678
$250,000	$49,857	$66,488	$83,110	$99,678
$275,000	$49,857	$66,488	$83,110	$99,678

  NOTE:    Compensation shown is for the final year in each calculation. In order to obtain Final Average Compensation, historic salary growth was assumed to have been 5% per year.

        Under the U.S. Retirement Plan, the monthly amount of Mr. Anderson's retirement benefit at his normal retirement date (the date the participant reaches age 65) is calculated pursuant to a formula contained in the plan based on (i) the average of the participant's highest five-year annual earnings less an offset for Social Security benefits and (ii) the participant's years of participation in the Retirement Plan. Messrs. Cornett's, Schmidt's, Wilcox's and Zahalka's benefits are provided by a 2% of pay annual credit under the "cash balance" component of the Retirement Plan. Messrs. Wilcox's and Zahalka's benefit is a combination of the cash balance component and a prior benefit under the retirement plan (7.7 and 1.8 years of prior service, respectively).

        The U.S. Retirement Plan is a defined benefit pension plan intended to be qualified under Section 401(a) of the Code. Benefits are based only on salary and any sales commissions (the Company currently pays no sales commissions). The current compensation covered by the U.S. Retirement Plan for Messrs. Anderson, Cornett, Schmidt, Wilcox and Zahalka are the amounts set forth under "Salary" in the Summary Compensation Table. No other Named Executive Officer participated in the U.S. Retirement Plan.

        Messrs. Anderson, Cornett, Schmidt, Wilcox and Zahalka have completed 19.4, 2.2, 2.0, 10.7 and 4.8 years of participation, respectively, and their estimated annual U.S. Retirement Plan benefits at their normal retirement dates, assuming their present salaries and present Social Security benefits remain unchanged, would be $105,168, $5,206, $6,480, $24,897 and $10,327, respectively.

        U.S. Supplemental Plan.    The Code generally limits to $165,000, indexed for inflation, the amount of any annual benefit that may be paid from the U.S. Retirement Plan. Moreover, the Retirement Plan may consider no more than $205,000 as indexed for inflation, of a participant's annual compensation in determining that participant's retirement benefit. In recognition of these two limitations, the Company has adopted a Supplemental Retirement Benefit Plan (the "U.S. Supplemental Plan"). The U.S. Supplemental Plan is designed to provide supplemental retirement benefits to the extent that a participant's benefits under the Retirement Plan are limited by either the $165,000 annual benefit limitation or the $205,000 annual compensation limitation. Under the U.S. Supplemental Plan, however, the actual payment of supplemental benefits is entirely at the discretion of the Company.

        At January 1, 2004, Messrs. Anderson, Cornett, Schmidt and Wilcox were eligible to participate in the U.S. Supplemental Plan. The estimated annual supplemental retirement benefit for Messrs. Anderson,

Cornett, Schmidt and Wilcox at their normal retirement dates at age 65, assuming their present salaries until retirement, would be $166,846, $897, $2,133 and $3,254, respectively. No other Named Executive Officer is entitled to benefits under the U.S. Supplemental Plan.

        The Company has also adopted a Supplemental Executive Savings Retirement Plan ("SESRP") which provides for Company contributions for certain participants in the Company's defined contribution retirement plan (the "U.S. 401(k) Plan"). Under the U.S. 401(k) Plan, for certain participants, the Company makes base contributions of 2% of eligible compensation and a matching contribution of up to 2% of eligible compensation. The Code and the U.S. 401(k) Plan place certain limitations on participants' ability to receive Company base or Company matching contributions into the U. S. 401(k) Plan, including the annual limitation on eligible compensation of $205,000, indexed for inflation, and the annual employee elective deferral limitation of $13,000, indexed for inflation. Participants whose Company contributions into the U.S. 401(k) Plan are limited by these provisions are eligible to receive Company contributions to the SESRP, to the extent of such limitation. Mr. Anderson is not a participant in the SESRP, as he is not eligible for Company contributions into the U.S. 401(k) Plan. Messrs. Cornett, Schmidt, Wilcox and Zahalka are participants in the SESRP and their accrued benefits under the SESRP as of December 31, 2003 are $1,174, $2,384, $10,776 and $186, respectively. Participants in the SESRP are able to direct their account balance into a variety of hypothetical investment alternatives that mirror investment alternatives and returns available under the U.S. 401(k) Plan.

Employment And Severance Arrangements

        The Company has entered into employment contracts with Messrs. Anderson, Wilcox, Schmidt, Cornett and Zahalka that provide for annual base salaries of not less than $425,000, $350,000, $260,000, $210,000 and $182,000 respectively, along with participation in the Company's bonus plan, benefit plans and perquisites for which they are currently eligible and in any plans substituted therefore. Each of the named Executives is also eligible for not less than four weeks' paid vacation in any twelve-month period.

        If the Executive terminates the contract for good reason, or if the Company terminates the contract without good cause, the contract provides that the termination date shall be no earlier than 30 days following the date on which a notice of termination is delivered. In the event of such termination, the Executive shall be entitled to receive: a) any accrued benefits; b) a pro-rata annual incentive; c) a lump sum payment in cash equal to the Executive's base salary and target annual incentive opportunity multiplied by one and one-half; d) continuation of medical plan benefits for one year, provided that such benefits would be reduced to the extent comparable medical benefits are made available from a successor employer; and e) executive level career outplacement services.

        The contracts contain a change-in-control provision in the event the Executive's employment is terminated within two years following a change-in-control, unless such termination is: (i) by the Company for cause; (ii) by reason of Death, Disability or Retirement; or (iii) by the Executive without Good Reason, then in lieu of all other benefits provided to the Executive, the Company shall pay to the Executive: (a) any accrued benefits; (b) a pro-rata annual incentive payment; (c) a lump-sum payment in cash equal to the Executive's base salary and target incentive opportunity multiplied by one and one-half; and (d) a lump sum payment in cash equal to ten percent of the Executive's base salary in lieu of medical plan benefits.

        In case of termination due to death, the Executive's estate or representative shall be entitled to receive any accrued benefits plus a lump sum payment in cash equal to one year's base salary and a pro-rata incentive amount. For those immediate family members who were participating in the Company's medical benefit plan as of the date of death, medical benefits shall continue for the one-year period immediately following the date of death.

        Should an Executive be incapable of performing his principal duties because of physical or mental incapacity for a period of 180 consecutive days in any 12-month period, they shall be considered disabled and employment terminated. The Executive shall be entitled to: (a) accrued benefits; (b) a lump sum payment in cash equal to one year's base salary; (c) the pro-rata annual incentive; and (d) the continuation of medical benefits for one year.

        The contracts contain a covenant not to compete for a term of 18 months following termination of the contract. The contracts also contain covenants prohibiting the disclosure of confidential information and developments and the solicitation of customers and employees.

        In addition to the above terms and conditions, Mr. Schmidt's contract provides that as a hiring bonus for the calendar years 2002, 2003 and 2004 his minimum compensation shall be no less than his base salary plus 65% of the target payouts under the Annual Officer Performance Incentive Plan and the Long-Term Incentive Plan.

Report of the Compensation Committee

        The Compensation Committee of the Board (the "Committee") establishes and administers the executive compensation program for the officers of the Company ("Executives"), including base salaries, the Company's Annual Officer Performance Incentive Plan and the Company's 1998 Long-Term Incentive Plan. The Committee currently consists of three non-employee directors, who have no interlocking relationships. The report is as follows:

Compensation Philosophy and Objectives

        The Committee has adopted a Global Reward Philosophy that contains the following compensation philosophy and objectives as they pertain to Executives:

  (a)
  Global compensation and benefit programs must help attract, motivate, and retain the people needed to achieve the Company's business goals and success.

  (b)
  These programs must support the Company's vision, core competencies and business values, driving behaviors and performance that enhance the return to stockholders.

  (c)
  Such programs should support employee involvement, be market driven, reward success, create shared responsibility, maximize value, be administered with both ethics and integrity and provide balance between the interests of stockholders and employees.

        The current components of the Company's executive total compensation program include:

    (a)
    An annual base salary;

    (b)
    An annual variable cash performance incentive;

    (c)
    Long-term stock-based incentives; and

    (d)
    A competitive benefit package.

        These components consider individual performance, the Company's performance, and market data regarding comparable positions at other companies in similar industries served by the Company.

        It is the intent of the Committee to provide to the Company's Executives a total compensation package that will be targeted at the competitive market median with the opportunity to achieve the 75th percentile through variable pay, long-term incentive programs and personal growth.

Base Salaries

        In December 2002 the Committee reviewed and approved 2003 annual base salaries for the Company's Executives. The Committee based its decision on market survey data, the performance of each Executive and the recommendations of the Company's Chief Executive Officer.

Incentive Compensation Plans

        The Committee approved participation of the Company's Executives in the Sauer-Danfoss Inc. Annual Officer Performance Incentive Plan for 2003. The incentive opportunity levels are according to the Executive's position and responsibilities, and are based on achievement of Earnings Before Interest and Taxes ("EBIT") and Sales Growth. The achievement of 4.5% EBIT (adjusted for unbudgeted net plant closing costs) and 11.8% Sales Growth (adjusted for budgeted currency exchange rates) resulted in a calculated payment of 90% of target. The Compensation Committee exercised its discretion under the Plan to reduce the payout awards by the maximum of 20 percentage points to 70% of target, which the Committee deemed more appropriate in view of the less than expected performance in 2003.

        The Committee approved new awards during 2003 comprised of two-thirds Performance Units and one-third Non-Qualified Stock Options, as allowed under the terms of the Sauer-Danfoss Inc. 1998 Long-Term Incentive Plan ("Long-Term Incentive Plan"). Threshold, Target and Maximum performance-related payouts based on Return On Net Assets ("RONA") over a three-year performance period were approved. Participation and Target Awards were approved according to the Executive's position and responsibilities. The Committee, in its sole discretion, may pay earned Performance Units in the form of cash or in shares of common stock (or in a combination thereof). The number of shares of common stock to be issued, if any, shall equal the number of earned Performance Units designated by the Committee to be paid in shares. The amount of cash, if any, shall be equal to the fair market value of a share of common stock of the Company as of the close of the applicable performance period multiplied by the number of Performance Units designated by the Committee to be paid in cash. The Non-Qualified Stock Options have a three-year vesting period and shall expire ten years from the date of award.

        In addition, the three-year performance period for the Performance Units granted in 2001 under the Long-Term Incentive Plan ended December 31, 2003. The threshold of a 15% average RONA was not achieved and, therefore, no payout was made on the Performance Units.

Chief Executive Officer ("CEO") Compensation

        The Company's employment contract with Mr. Anderson provides for an annual salary of not less than $425,000. The Committee increased Mr. Anderson's base salary to $442,000 for 2003. The cash incentive earned by Mr. Anderson for 2003 under the Sauer-Danfoss Inc. Annual Officer Performance Incentive Plan was $186,635.13, which was 70% of target, representing a 20 percentage points reduction from the original target as discussed above under Incentive Compensation Plans.

Deductibility Of Executive Compensation

        Internal Revenue Code Section 162(m) limits the deductibility by the Company of compensation in excess of $1,000,000 paid to each of the Named Executive Officers. The compensation paid to each of the Named Executive Officers did not exceed $1,000,000 in 2003 and the Company does not anticipate that any of its Named Executive Officers for 2004 will receive compensation in excess of $1,000,000 in 2004.

                      COMPENSATION COMMITTEE
                      Johannes F. Kirchhoff, Chairman
                      F. Joseph Loughrey
                      Steven H. Wood

Performance Graph

        The following graph shows a comparison of the cumulative total returns from December 31, 1998 to December 31, 2003, for the Company, the Russell 2000 Index, and the Media General Financial Services, Inc.—Diversified Machinery Index ("MG—Diversified Machinery Index").

COMPARE CUMULATIVE TOTAL RETURN
AMONG SAUER-DANFOSS INC.,
RUSSELL 2000 INDEX AND MG GROUP INDEX

ITEM 1—ELECTION OF DIRECTORS

        The Board of Directors of the Company (the "Board") has nominated ten current directors for election. All directors are elected annually.

        Each of the ten nominees for directors are currently directors and if elected, will serve until the 2005 Annual Meeting and until a successor has been elected and qualified, or until such director's earlier death, resignation, or removal.

        Each share is entitled to one vote for each of ten directors. The persons named in the accompanying proxy will vote it for the election of the nominees named below as directors unless otherwise directed by the stockholder. Each nominee has consented to be named and to continue to serve if elected. In the unanticipated event that a nominee becomes unavailable for election for any reason, the proxies will be voted for the other nominees and for any substitute.

Nominees to Serve for Directors

        Ole Steen Andersen, age 57, has been a director of the Company since May 3, 2000. Mr. Andersen has been Executive Vice President and Chief Financial Officer of Danfoss A/S since April 1, 2000 and a member of its Executive Committee for more than the past five years. For more than five years prior to April, 2000, he served as Executive Vice President of Danfoss A/S. He is also Chairman of the Board of Cowi A/S, an independent Danish consulting company delivering services within the fields of engineering, environmental science, and economics.

        David J. Anderson, age 56, a director of the Company since July 1, 2002, has been President and Chief Executive Officer of the Company and President of Sauer-Danfoss (US) Company, the primary U.S. operating subsidiary of the Company, since July 1, 2002. He served as Executive Vice President—Strategic Business Development of the Company from May 3, 2000, until July 1, 2002. Since joining the Company in 1984, Mr. Anderson has held various senior management positions with the Company and Sauer-Danfoss (US) Company with increasing responsibility. He is a member of the Executive Committee of the Board. He is also a member of the Board of the National Fluid Power Association.

        Jørgen M. Clausen, age 55, has been a director and Vice Chairman of the Company since May 3, 2000. He has served as the President and Chief Executive Officer and a member of the Executive Committee of Danfoss A/S for more than the past five years. He is also Chairman of the Board of Risoe National Laboratories, a Danish government-owned research organization, and Chairman of Junior Achievement/Young Enterprise Europe. He is a member of the Nominating Committee of the Board.

        Nicola Keim, age 43, has been a director of the Company since April 1990. Ms. Keim, a licensed German lawyer, served as a Member of the Supervisory Board of Sauer Getriebe from November 1990 through June 1997. Ms. Keim is the daughter of Klaus H. Murmann, Chairman of the Company and a sister of Sven Murmann, a director of the Company.

        Johannes F. Kirchhoff, age 46, has been a director of the Company since April 1997. Mr. Kirchhoff has been owner and Managing Director of FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal, since December 1994. He is Chairman of the Compensation Committee of the Board and a member of the Audit Committee of the Board.

        Hans Kirk, age 61, has been a director of the Company since May 3, 2000. He has served as Executive Vice President and Chief Operating Officer and a member of the Executive Committee of Danfoss A/S for more than the past five years. He is also a director of NIRAS Group, a Danish construction consulting company and a director of The Danish Technological Institute, an independent institution approved by the Danish authorities to provide technological services to businesses and the community.

        F. Joseph Loughrey, age 54, has been a director of the Company since June 23, 2000. He has served as Executive Vice President of Cummins Inc. and President—Engine Business since October 1999. From 1996 to 1999, Mr. Loughrey served as Executive Vice President of Cummins Engine Company and Group President—Industrial and Chief Technical Officer. He also is a director of Tower Automotive, Inc., a global designer and manufacturer of structural components and assemblies and suspension systems for original equipment manufacturers of automobiles. Mr. Loughrey is a member of the Audit Committee and the Compensation Committee of the Board.

        Klaus H. Murmann, age 72, a director of the Company since April 1990, is currently Chairman. From 1987 to May 3, 2000, he served as Chairman and Chief Executive Officer of the Company and its predecessor. He retired as an active employee of the Company as of December 31, 2002. Mr. Murmann founded Sauer Getriebe in 1967, which, as a licensee of and later joint venture partner with Sundstrand Corporation, has been involved in the hydrostatics business since 1967. He is Chairman of the Board of Gothaer Insurance Company, Cologne, a German insurance company, Chairman of the Board of PSV AG, Cologne, a German national pension fund, a member of the board of Bankgesellschaft Berlin AG, a German bank, and a nonexecutive director of GKN PLC, United Kingdom, an engineering company. Klaus Murmann is the father of Nicola Keim and Sven Murmann, each of whom is a director of the Company. He is a member of the Executive Committee and the Nominating Committee of the Board.

        Sven Murmann, age 36, has been a director of the Company since April 1994. Mr. Murmann is Managing Director of Sauer Holding GmbH, an investment company controlled by the Murmann family, a position he has held since February 2000. He previously served as Manager of HAKO Holding GmbH & Co., a global manufacturer of indoor and outdoor cleaning equipment based in Germany from August 2000 to August 2002. He served an internship at IBM from December 1, 1999 through May 31, 2000. He served as an Assistant Professor at the University of Zurich from October 1997 to October 1999. Mr. Murmann is the son of Klaus H. Murmann, Chairman of the Company and a brother of Nicola Keim, a director of the Company.

        Steven H. Wood, age 46, has been a director of the Company since January 1, 2003. He was formerly Executive Vice President and Chief Financial Officer of Maytag Corporation from 2000 until July 2003, and from 1996 to 2000 he was Vice President—Financial Reporting and Audit of Maytag. Mr. Wood held various other financial leadership positions within Maytag from 1989 to 1996. Mr. Wood is a Certified Public Accountant and prior to joining Maytag, he was an auditor with Ernst & Young, a public accounting firm. He is Chairman of the Audit Committee and a member of the Compensation Committee of the Board.

        The Board recommends that stockholders vote FOR the election of the nominees named above as directors.

ITEM 2—RATIFICATION OF APPOINTMENT OF
INDEPENDENT ACCOUNTANTS

        The Audit Committee of the Board has appointed KPMG LLP as independent accountants to audit the consolidated financial statements of the Company and its subsidiaries for 2004, subject to ratification of the stockholders at the Annual Meeting. A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she so desires and to respond to appropriate questions. The affirmative vote of a majority of the shares present and entitled to vote on this item at the Annual Meeting is necessary for the approval of the appointment of KPMG LLP as independent accountants for 2004. In the event stockholders do not ratify the appointment of KPMG LLP, the appointment will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Fees to Independent Auditors for 2003 and 2002

        The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's Annual Financial Statements for the years ended December 31, 2003 and 2002 and fees billed for other services rendered by KPMG LLP during those periods:

	2003	2002
Audit Fees	$1,045,000	$778,900
Audit Related Fees(1)	142,000	222,000
Tax Fees(2)	561,000	540,184
All Other Fees (3)	16,000	3,386
(1)
Consists principally of employee benefit plan audits, financial due diligence for acquisitions, statutory accounting assistance and internal control documentation analysis.

(2)
Consists of international and U.S. tax planning and compliance services, and expatriate tax services.

(3)
Consists of assistance related to foreign country business requirements.

Policy Regarding Pre-Approval of Audit and Non-Audit Services of Independent Auditors

        The Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services that are not prohibited from being provided by the independent auditors by the Sarbanes-Oxley Act of 2002 or rules issued thereunder ("Permitted Services"). Pre-approval is granted on an annual basis, generally at the first meeting of the Audit Committee held during each year, and any pre-approval shall be detailed as much as possible as to the particular service or category of services and shall generally be subject to a specific budget. The Committee may delegate pre-approval authority to one or more of its members with respect to Permitted Services when expedition of services is necessary, and has delegated such pre-approval authority to its Chairman. The independent auditors and management are required to periodically report to the full Audit Committee (generally at each regular quarterly meeting of the Audit Committee, but the Audit Committee may request a report at any time), regarding the extent of services provided by the independent auditors in accordance with any pre-approval, and the fees for the services performed to date. All audit fees, audit related fees, tax fees and other fees paid in 2003 were pre-approved by the Audit Committee, or its Chairman.

        The Board recommends that stockholders vote FOR ratification of the appointment of KPMG LLP as the Company's independent accountants for 2004.

ADDITIONAL INFORMATION

Notice Requirements

        To permit the Company and its stockholders to deal with stockholder proposals in an informed and orderly manner, the Bylaws of the Company establish an advance notice procedure. No stockholder proposals, nominations for the election of directors or other business may be brought before an annual meeting unless written notice of such proposal or other business is received by the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010 not less than 120 calendar days in advance of the date that the Company's proxy statement was released to stockholders in connection with the previous year's Annual Meeting. Such notice must contain certain specified information concerning the matters to be brought before the meeting as well as the stockholder submitting the proposal. For the Company's annual meeting in the year 2005, the Company must receive this notice on or before December 4, 2004. A copy of the applicable Bylaw provisions may be obtained, without charge, upon written request to the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010.

        In addition, stockholder proposals intended to be included in the Company's Proxy Statement for the annual meeting in 2005 must be received by the Secretary of the Company at 2800 E. 13th Street, Ames, Iowa 50010, not later than December 4, 2004. Such proposals must comply with certain rules and regulations promulgated by the Securities and Exchange Commission.

Discretionary Authority

        If any other matters are properly presented at the Annual Meeting for consideration, including, among other things, consideration of a motion to adjourn the Annual Meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters to the same extent as the person delivering the proxy would be entitled to vote. If any other matter is properly brought before the Annual Meeting, proxies in the enclosed form returned to the Company prior to the Annual Meeting will be voted in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder. At the date this Proxy Statement went to press, the Company did not anticipate that any other matters would be properly brought before the Annual Meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

        Based solely upon a review of Forms 3, 4 and 5 furnished to the Company pursuant to Section 16(a) of the Securities Exchange Act of 1934 with respect to the fiscal year ended December 31, 2003, the Company believes that all of such reports required to be filed during such fiscal year by the Company's officers, directors and 10% beneficial owners were timely filed except that David Anderson, James Wilcox, Karl Schmidt, Hans Cornett, Albert Zahalka, Thomas Kittel, Kenneth McCuskey, Henrik Krabsen, Richard Jarboe and Finn Lyhne, each filed one untimely Form 4 with respect to one transaction in the Company's common stock, which was the receipt of stock options under the 1998 Long-Term Incentive Plan. All of these Forms 4 were subsequently filed.

Form 10-K

        The Company will mail without charge, upon written request, a copy of its Annual Report on Form 10-K filed with the Securities and Exchange Commission, including the financial statements, schedules, and list of exhibits. Requests should be sent to Kenneth D. McCuskey, Corporate Secretary, at 2800 E. 13thStreet, Ames, Iowa 50010.

                      By Order of the Board of Directors

                      Kenneth D. McCuskey
                       Corporate Secretary

April 2, 2004

EXHIBIT A

SAUER-DANFOSS INC.
AUDIT COMMITTEE CHARTER

ADOPTED BY THE BOARD OF DIRECTORS ON JUNE 4, 2003,
AND AMENDED ON MARCH 3, 2004

Status

        The Audit Committee (the "Committee") is a committee of the Board of Directors ("Board").

Membership of the Committee

        The Board shall appoint an Audit Committee of at least three members, consisting entirely of independent directors of the Board, and shall designate one member as chairperson. The term "independent" shall mean a director who meets the New York Stock Exchange ("NYSE") definition of "independence" as determined by the Board. Each Committee Member shall have no other relationship to the Company that may interfere with the exercise of his or her independence from management and the Company, including the receipt from the Company of any compensation, directly or indirectly, other than directors' fees and other compensation related to their service as a director. Each member of the Committee shall in the judgment of the Board have the ability to read and understand the Company's basic financial statements and meet the financial literacy requirements of the NYSE upon appointment to the Committee or within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall in the judgment of the Board be an audit committee financial expert in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC") and at least one member (who may also serve as the audit committee financial expert) shall in the judgment of the Board have accounting or related financial management expertise in accordance with NYSE listing standards.

        No member of the Committee shall simultaneously serve on the audit committees of more than three public companies, including service on the Company's Audit Committee.

        The members of the Committee shall continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal. Any member may be removed, with or without cause, by the Board at any time.

Purpose

        The Audit Committee shall represent and assist the Board of Directors with the oversight of:

  •
  the accounting, reporting and financial practices of the Company and its subsidiaries, including the integrity of the Company's financial statements.

  •
  the functioning of the Company's systems of internal accounting and financial controls.

  •
  the independent auditor's qualifications and independence.

  •
  the performance of the Company's internal audit functions and the independent auditor.

  •
  the Company's compliance with legal and regulatory requirements, and its ethics programs as established by management and the Board, including the Company's Worldwide Code of Legal and Ethical Business Conduct and any separate ethics code that relates to the integrity of the Company's financial reporting or applies to the Chief Executive Officer, Chief Financial Officer and/or other senior financial officers.

        The Company's management is responsible for preparing the Company's financial statements and for their accuracy and the Company's independent auditor is responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of these activities by the Company's management and the independent auditor. It is not the responsibility of the Committee to plan or conduct audits. The financial management and the independent auditor of the Company have more time, knowledge and more detailed information on the Company than do Committee members. Consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the independent auditor's work. In the absence of their possession of reason to believe that such reliance is unwarranted, members of the Committee may rely without independent verification on the information provided to them and on the representations made by the Company's management and the Company's independent auditor.

        The Committee in carrying out its responsibilities believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices and ethical behavior. In doing so, the Committee will strive to provide an open avenue of communication between the Board, management, the internal auditor, and the independent auditor.

Committee Meetings

        The Committee shall meet at least four times each year and at such other times as it deems necessary or appropriate to fulfill its responsibilities. As part of its role to foster free and open communication and to discharge its oversight role, the Committee shall periodically meet separately, in executive session, with management, the internal auditor and the independent auditor. The Company's Secretary shall assist the chairperson in the scheduling of meetings and setting of the agenda, and keeping minutes of the meetings. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including but not limited to, any director who is not a member of the Committee. The Committee shall report regularly to the Board with respect to its activities and make recommendations to the Board as appropriate.

Powers of the Committee

        In the exercise of its responsibilities hereunder, in addition to any other powers set forth or implied herein:

        4.     The Committee shall have the authority to retain special legal, accounting or other consultants to advise the Committee.

        5.     The Company shall provide appropriate funding as determined by the Committee for payment of (a) compensation to the independent auditor for audit fees and non-audit fees, (b) compensation to any advisors employed by the Committee, and (c) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

        6.     In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention and shall have full and unfettered access to all books, records, facilities, and personnel, including officers and directors, of the Company.

        7.     The Committee may request any officer, director or employee of the Company or the Company's outside counsel or internal or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

        8.     The Committee may form and delegate authority to subcommittees consisting of one or more members as appropriate, including the authority to grant preapprovals of permitted non-audit services, provided that any decisions of such subcommittee to grant preapproval shall be presented to the full Committee at its next meeting.

Key Responsibilities

  Oversight of Independent Auditor.

        The Committee shall:

        1.     Have the direct responsibility for the appointment (subject, if determined by the Board, to stockholder ratification), evaluation, compensation, retention and oversight of the work of the Company's independent auditor and, where appropriate, the dismissal of the Company's independent auditor. The Company's independent auditor shall report directly to the Committee, and the Committee's responsibility includes the resolution of disagreements between management and the independent auditor regarding financial reporting.

        2.     Pre-approve the fees to be paid to the independent auditor for audit services.

        3.     Pre-approve all permitted non-audit services to be performed by the independent auditor and the fees for such service (subject to the de minimis exception contained in Section 10A(i)(1)(B) of the Exchange Act) and establish written policies and procedures for the engagement of the independent auditor to provide permitted non-audit services. The Committee may delegate the authority to grant pre-approvals to one or more members of the Committee, whose decisions must be presented to the full Committee at its next meeting.

        4.     Review the experience and qualifications of the senior members of the independent auditor team and the quality controls procedures of the independent auditor. Ensure the rotation of audit personnel as required by law and the rules of the SEC and any other applicable regulatory body.

        5.     At least annually, consider the independence of the independent auditor, including whether the provision by the independent auditor of permitted non-audit services is compatible with independence, and obtain and review a formal written statement describing all relationships between the independent auditor and the Company.

        6.     Review at least annually a report of the independent auditor describing: (a) the firm's internal control procedures, and (b) any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues. After reviewing the foregoing report, the written statement described in paragraph 5 above, and the independent auditor's work, the Committee shall evaluate the independent auditor's qualifications, performance and independence, including a review and evaluation of the lead partner of the independent auditor.

        7.     Receive and review the independent auditor's report relating to reportable conditions in the internal control structure and financial reporting practices and any other reports from the independent auditor that are required under Generally Accepted Auditing Standards, or other standards governing the independent public accountants or by the federal securities laws or NYSE.

        8.     Set the Company's hiring policies with respect to employees or former employees of the independent auditor.

  Oversight of Internal Auditor.

        The Committee shall review and discuss with management, the Company's internal auditor and the independent auditor:

        1.     The quality and adequacy of the Company's internal accounting controls.

        2.     The organization of the internal audit department, the adequacy of its resources and the competence and performance of the internal audit staff.

        3.     The audit risk assessment process and the proposed plan of the internal auditor for the upcoming year and the coordination of that plan with the independent auditor, including procedures for implementing recommendations made by the independent auditor relevant to the internal audit plan.

        4.     Results of the internal auditor's examination of internal controls including summaries of reports of inadequacies issued and/or management improprieties together with management's response thereto and any other significant matters contained in reports from the internal auditor.

        5.     The appointment, performance and any replacement of the senior internal audit executive.

  Annual Audit and Related Matters.

        The Committee shall:

        1.     Meet with the independent auditor prior to the audit to review the overall scope of the audit, the planning and staffing thereof and the proposed fees therefore.

        2.     Review with management and the independent auditor prior to the filing of a report on Form 10-K the annual audited financial statements, including: (a) the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations;" (b) any material changes in accounting principles or practices used in preparing the financial statements; and (c) the items required by Statement of Auditing Standards 61 as in effect at that time.

        3.     Review and discuss reports from the independent auditor on (a) all critical accounting policies and practices to be used, (b) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (c) other material written communications between the independent auditor and management. Inquire about the Company's independent auditor's views about management choices among alternative accounting principles and the quality, not just acceptability, of the Company's accounting principles as applied in its financial reporting. Discuss with management and the independent auditor the adequacy and effectiveness of the Company's financial staff, accounting and financial controls, and disclosure controls and procedures (and management reports thereon), of the Company and its subsidiaries, including the Company's systems to monitor and manage business risk.

        4.     Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

        5.     Inquire of management and the independent auditor about significant risks or exposures and assess the steps management has taken to minimize such risks. Discuss with management and the independent auditor the Company's systems and policies with respect to risk monitoring, assessment and management.

        6.     Review periodically with the Company's outside counsel any legal and regulatory matters that may have a material impact on the Company's financial statement, compliance policies and programs.

        7.     Review any disclosures made to the Audit Committee by the Chief Executive Officer and/or Chief Financial Officer during their certification process for the Form 10-K regarding any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

        8.     Discuss with the independent auditor significant matters with respect to which the audit team consulted the firm's national office, and if so determined by the Committee, discuss such matters with the national office.

        9.     Inquire of the independent auditor in a separate executive session as to whether any director, officer or employee of the Company has attempted to fraudulently influence, coerce, manipulate or mislead the auditor.

        10.   Obtain confirmation from the independent auditor that, in the course of the audit, the firm has not detected or otherwise become aware of any information indicating that an "illegal act" (as defined in Section 10A of the Securities Exchange Act of 1934) ("Exchange Act") has occurred.

        11.   Review with the independent auditor any problems or difficulties the auditor may have encountered and the management letter provided by the auditor and the Company's response to that letter. Such reviews should include any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information, and any disagreements with management.

        12.   Based upon its reviews and discussions, the Committee shall recommend to the Board as to whether the annual audited financial statements should be included in the Company's Annual Report on Form 10-K to be filed with the SEC.

        13.   Prepare the report required by the rules of the SEC to be included in the Company's annual proxy statement.

        14.   Prior to any public disclosure thereof, the Committee shall review and discuss (or otherwise have the opportunity to comment on the content and clarity of) earnings press releases regarding annual operating results, as well as financial information and any forward-looking earnings guidance provided to analysts and rating agencies.

  Review of Quarterly Financial Statements and Related Matters

        The Committee shall:

        1.     Review with management and the independent auditor prior to the filing of the Company's Form 10-Q the Company's quarterly financial statements, including: (a) "Management's Discussion and Analysis of Financial Condition and Results of Operations"; (b) any material changes in accounting principles or practices used in preparing the financial statements; and (c) the items required by Statement of Auditing Standards 71 as in effect at that time.

        2.     Review with management and the independent auditor the results of the independent auditor's review of the quarterly financial statements, and discuss with the independent auditor any other matters required to be communicated to the Committee under generally accepted auditing standards.

        3.     Review and discuss reports from the independent auditor on (a) all critical accounting policies and practices to be used, (b) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (c) other material written communications between the independent auditor and management.

        4.     Discuss with the independent auditor significant matters with respect to which the audit team consulted the firm's national office, and, if so determined by the Committee, discuss such matters with the national office of the independent auditor.

        5.     Inquire of the independent auditor as to whether any director, officer or employee of the Company has attempted to fraudulently influence, coerce, manipulate or mislead the auditor.

        6.     Review any disclosures made to the Committee by the Chief Executive Officer and/or Chief Financial Officer during their certification process for the Form 10-Q regarding any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company's internal controls.

        7.     Prior to any public disclosure thereof, review and discuss (or otherwise have the opportunity to comment on the content and clarity of) earnings press releases regarding interim operating results, as well as financial information and any forward-looking earnings guidance provided to analysts and rating agencies for each of the first three fiscal quarters of each year.

  Assist the Board in Oversight of the Company's Compliance with Policies and Procedures Addressing Legal and Ethical Concerns

        The Committee shall review and monitor, as appropriate:

        1.     Results of compliance programs, including the Company's Worldwide Code of Legal and Ethical Business Conduct, and any separate code of ethics that relates to the integrity of the Company's financial reporting or applies to the Company's Chief Executive Officer, Chief Financial Officer and/or other senior financial officers.

        2.     Litigation or other legal matters that could have a significant impact on the Company's financial results.

        3.     Significant findings of any examination by regulatory authorities or agencies, in the areas of securities, accounting or tax, such as the SEC or the Internal Revenue Services.

        4.     The Company's process for the completion of the Chief Executive Officer and Chief Financial Officer SEC certification requirements.

  General Oversight Responsibilities

        1.     The Committee shall conduct an annual evaluation of its performance in fulfilling its duties and responsibilities under this Charter.

        2.     The adequacy of this Charter shall be reviewed by the Committee on an annual basis. The Committee will recommend to the Board any modifications to this Charter, which the Committee deems appropriate for approval by the Board.

        3.     The Committee shall establish procedures for receiving, retaining and investigating reports of illegal acts involving the Company detected by the independent accountants or others and, in accordance with such procedures, supervise the investigation of such reports of illegal acts, review the actions taken or to be taken by the Company to remediate such illegal acts, and, if appropriate, recommend further action by the Board of Directors.

        4.     The Committee shall establish procedures for handling complaints regarding accounting, internal accounting controls and auditing matters, including procedures for confidential, anonymous submission of concerns by employees regarding accounting and auditing matters.

        5.     The Committee shall review and approve all related party transactions (as defined in Section 404 of Regulation S-K issued by the SEC) involving the Company.

        6.     The Committee shall review policies and procedures with respect to executive officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the internal auditor. The Committee shall review a summary of executive officers' expense accounts and perquisites on an annual basis.

EXHIBIT B

SAUER-DANFOSS INC.
COMPENSATION COMMITTEE CHARTER
Adopted March 3, 2004

Purposes

        The purposes of the Compensation Committee (the "Committee") of the Board of Directors (the "Board") of Sauer-Danfoss Inc. (the "Company") are: (i) to discharge the responsibilities of the Board relating to compensation of the Company's Chief Executive Officer ("CEO") and other elected officers of the Company (the "elected officers"), (ii) to produce an annual report on executive compensation for inclusion in the Company's annual proxy statement, in accordance with applicable rules and regulations, and (iii) to perform the other functions enumerated in and consistent with this Charter.

        In pursuing its purposes, the Committee shall ensure that a proper system of long-term and short-term compensation is in place for the Company's CEO and elected officers, and that compensation plans are appropriate and competitive and properly reflect the objectives and performance of the CEO, elected officers and the Company.

Membership

        The Committee shall consist of three or more directors, as shall be determined from time to time by the Board. The members of the Committee shall be appointed by the Board. A director may serve on the Committee only if the Board determines that such director (i) is a "Non-Employee Director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, (ii) satisfies the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code, and (iii) is "independent" in accordance with the rules and regulations of the New York Stock Exchange and any other securities exchange on which the Company's securities are listed. The members of the Committee shall continue to be members until their successors are elected and qualified or until their earlier retirement, resignation or removal. Any member may be removed, with or without cause, by the Board at any time.

Committee Structure and Operations

        The Board shall designate a member of the Committee as its Chair. A majority of the Committee shall constitute a quorum and the Committee may act only by a majority of the members present at a meeting of the Committee, including a telephonic meeting, or by unanimous written consent. The Committee shall meet at least four times each year and at such other times as it deems necessary to fulfill its responsibilities. The Chair shall determine the schedule of meetings of the Committee, and in addition to the regular schedule of meetings the Chair shall have the power to call and set special meetings. The Chair shall determine the agenda for Committee meetings, and the length of meetings. Where practicable, materials should be distributed to members prior to each Committee meeting. The Chair shall establish such other rules as may from time to time be necessary and proper for the conduct of the business of the Committee. The Chair shall provide regular reports to the Board on the Committee's activities.

        The Committee may appoint a Secretary whose duties and responsibilities shall be to keep full and complete records of the proceedings of the Committee. The Secretary need not be a member of the Committee or a director and shall have no membership or voting rights by virtue of the position.

        The Committee may ask members of management or others whose advice and counsel are relevant to the issues then being considered by the Committee to attend any meetings and to provide such pertinent information as the Committee may request.

        The Committee may establish subcommittees consisting of one or more members to carry out such duties as the Committee may assign.

        The Committee has the authority to retain such outside advisors, including legal counsel or other experts, as it deems appropriate, and to approve the fees and expenses of such advisors. Without limiting the foregoing, the Committee shall have the sole authority to retain and terminate compensation consultants, as the Committee deems advisable, including the sole authority to approve any such consultants' fees and other retention terms.

        The Committee may conduct or authorize surveys or studies of matters within the Committee's scope of responsibilities as set forth in this Charter, including, but not limited to, surveys or studies of compensation practices in relevant industries in order to maintain the Company's competitiveness and ability to recruit and retain highly qualified people.

Duties and Responsibilities

        The following shall be the common recurring duties and responsibilities of the Committee in carrying out its purposes. These duties and responsibilities are set forth below as a guide to the Committee with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

        The Committee shall:

          (a)   Review and approve the Company's compensation philosophy and oversee the development and implementation of compensation programs for the CEO and other elected officers;

          (b)   Review and approve the corporate goals and objectives relevant to the compensation of the CEO and the other elected officers;

          (c)   Evaluate the performance of the CEO and other elected officers in light of such goals and objectives at least annually and communicate the results to the Board;

          (d)   Set the salary and other cash and equity compensation for the CEO and other elected officers based on the evaluation described in (c) above;

          (e)   Establish and modify the terms and conditions of employment of the CEO and other elected officers of the Company by contract or otherwise;

          (f)    In determining the long-term incentive component of the CEO's and other elected officers' compensation, consider, among other items, the Company's performance and relative stockholder return, the value of similar incentive awards to CEOs and other elected officers at comparable companies, and the awards given to the Company's CEO and other elected officers in past years;

          (g)   Administer the executive compensation plans of the Company;

          (h)   Determine, as applicable in connection with the Company's executive compensation plans such matters as: eligibility for participation; the amount and timing of benefits; persons to receive awards; the amount, form and other conditions of awards; the manner and form of deferral elections; the creation and issuance of rights or options entitling holders thereof to purchase stock from the Company; or when appropriate authorize the purchase by the Company of its stock for allocation to the accounts of persons to whom such shares have been awarded;

          (i)    Administer other executive compensation plans that may be adopted from time to time;

          (j)    Monitor executive compensation programs to determine whether they are properly coordinated and achieving their intended purpose;

          (k)   Make periodic recommendations to the Board with respect to the general compensation, benefits and perquisite policies and practices of the Company with respect to the CEO and other elected officers, including, without limitation, the Company's incentive-compensation plans and equity-based compensation plans;

          (l)    Provide necessary approval to qualify for exemptions as may be established by the Securities and Exchange Commission under Section 16 of the Securities Exchange Act of 1934;

          (m)  Provide necessary determinations in connection with executive compensation to qualify for tax deductions in excess of limitations under Section 162(m) of the Internal Revenue Code;

          (n)   Approve equity compensation plans not subject to stockholder approval under applicable listing standards;

          (o)   Report on compensation policies and practices with respect to the corporation's executive officers as required by the rules of the Securities and Exchange Commission, the New York Stock Exchange and any other applicable rules and regulations; and

          (p)   Perform such other duties and functions related to executive compensation as the Board may assign to the Committee from time to time.

Committee Performance Evaluation

        The Committee shall annually undertake a self-evaluation of the Committee's performance and set forth its objectives for the next year. The Committee shall provide a report of that evaluation to the Board, including any recommended changes to the Committee's Charter.

SAUER-DANFOSS INC.

2003 ANNUAL REPORT

Business

        Sauer-Danfoss Inc. (NYSE: SHS, FSE: SAR) is a global leader in the design, manufacture and marketing of mobile equipment, hydraulics, electronic systems and electric drives for sale to manufacturers of mobile equipment used for agriculture, construction, road building, specialty, and turf care vehicles. We engineer advanced components and systems to enable our customers to produce highly reliable, efficient and innovative mobile equipment vehicles.

        The composition of our business among our three segments is 45% Propel, 31% Work Function, and 24% Controls. Propel segment products include hydrostatic transmissions, gear boxes, orbital motors, and integrated hydrostatic transaxles. Work Function segment products include valves, gear pumps and motors, multi-pump assemblies, open circuit pumps, and gear boxes. Controls segment products include a complete line of steering units, microcontrollers, solenoid-operated valves, joysticks, speed and positions sensors, grade and slope sensors, and electric drives. All of our segments' products are sold into each of our markets either directly to OEMs or through distributors to OEMs and the aftermarket.

NYSE Price Range, Dividends by Quarter

		1st		2nd		3rd		4th		Full Year
2003	High Low Dividends	$ $ $	9.58 7.44 0.07	$ $ $	11.90 7.55 0.07	$ $ $	15.16 10.18 0.07	$ $ $	16.97 13.40 0.07	$ $ $	16.97 7.44 0.28
2002	High Low Dividends	$ $ $	11.72 7.55 0.07	$ $ $	12.75 9.58 0.07	$ $ $	11.16 8.79 0.07	$ $ $	9.45 7.25 0.07	$ $ $	12.75 7.25 0.28

III-1

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Safe Harbor Statement

        This Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as other portions of this annual report on Form 10-K, contain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. All statements regarding future performance, growth, sales and earnings projections, conditions or developments are forward-looking statements. Words such as "anticipates," "in the opinion," "believes," "intends," "expects," "may," "will," "should," "could," "plans," "forecasts," "estimates," "predicts," "potential," "continue," and similar expressions may be intended to identify forward-looking statements.

        Actual future results may differ materially from those described in the forward-looking statements due to a variety of factors, including the fact that the economy generally, and the agriculture, construction, road building, turf care and specialty vehicle markets specifically, have recently been in varying states of uncertainty, making it difficult to determine if past experiences are a good guide to the future. A continuing downturn in the Company's business segments could adversely affect the Company's revenues and results of operations. Other factors affecting forward-looking statements include, but are not limited to, the following: specific economic conditions in the agriculture, construction, road building, turf care and specialty vehicle markets and the impact of such conditions on the Company's customers in such markets; the cyclical nature of some of the Company's businesses; the ability of the Company to win new programs and maintain existing programs with its original equipment manufacturer (OEM) customers; the highly competitive nature of the markets for the Company's products as well as pricing pressures that may result from such competitive conditions; the continued operation and viability of the Company's major customers; the Company's execution of internal performance plans; difficulties or delays in manufacturing; cost-reduction and productivity efforts; competing technologies and difficulties entering new markets, both domestic and foreign; changes in the Company's product mix; future levels of indebtedness and capital spending; claims, including, without limitation, warranty claims, charges or dispute resolutions; ability of suppliers to provide materials as needed and the Company's ability to recover any price increases for materials and product pricing; the Company's ability to attract and retain key technical and other personnel; labor relations; the failure of customers to make timely payment; any inadequacy of the Company's intellectual property protection or the potential for third-party claims of infringement; global economic factors, including currency exchange rates; general economic conditions, including interest rates, the rate of inflation, and commercial and consumer confidence; energy prices; governmental laws and regulations affecting domestic and foreign operation, including tax obligations; changes in accounting standards; worldwide political stability; the effects of terrorist activities and resulting political or economic instability; U.S. military action overseas; and the effect of acquisitions, divestitures, restructurings, product withdrawals, and other unusual events.

        The Company cautions the reader that these lists of cautionary statements and risk factors may not be exhaustive. The Company expressly disclaims any obligation or undertaking to release publicly any updates or changes to these forward-looking statements that may be made to reflect any future events or circumstances.

III-2

About the Company

        Sauer-Danfoss Inc. and subsidiaries (the Company) is a leading international supplier of components and systems that generate, transmit and control fluid power in mobile equipment. The Company's products are used by original equipment manufacturers (OEMs) of mobile equipment, including construction, road building, agricultural, turf care and specialty equipment. The Company designs, manufactures and markets its products in the Americas, Europe and the Asia-Pacific region, and markets its products throughout the rest of the world either directly or through distributors.

About Management's Discussion

        In December 2003 the SEC released guidance regarding management's discussion and analysis of financial condition and results of operations. The following discussion has been prepared on the basis of the guidelines in the SEC release. Management's discussion and analysis is designed to provide the reader of the financial statements with information that is transparent and necessary to understand the Company's results of operations, financial condition and changes in financial condition. The format of this discussion for comparing the 2003 results from operations and financial condition to 2002 has been enhanced from the format used in prior years in order to accomplish the following objectives:

  •
  Enable investors to see the Company through the eyes of management;

  •
  Enhance the overall financial disclosure and provide the context within which the Company's financial information should be analyzed; and

  •
  Provide information about the quality of, and potential variability of, the Company's earnings and cash flow, so that investors can assess the likelihood that past performance is indicative of future performance.

        The discussion comparing 2002 results from operations to 2001 has not been reformatted.

Prior Period Restatement

        The 2002 and 2001 financial statement amounts have been restated due to accounting errors identified during the closing of the West Branch, Iowa, operations. The errors relate to an unreconciled account and unrecognized depreciation associated with a purchase accounting fair value adjustment related to fixed assets. Both originated in 2000 in connection with the closing of the Racine, Wisconsin, facility and relocation of its operations to the West Branch location. The total impact of the restatement, net of tax, over the three-year period is $1.6 million, or $0.04 per share. The restatement is not material to any one year and impacted only the Work Function segment. Refer to Note 17 in the Notes to Consolidated Financial Statements for further discussion.

Executive Summary of 2003 Compared to 2002

        The nature of the Company's operations as a global producer and supplier in the fluid power industry means the Company is impacted by changes in the local economies, including currency exchange rate fluctuations. In order to gain a better understanding of the Company's base results, a financial statement user needs to understand the impact of those currency exchange rate fluctuations as well as changes resulting from strategic acquisitions. The following table summarizes the Company's 2003 and 2002 results

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from operations on a comparable basis, by excluding acquisitions and the impact of currency fluctuations. This analysis is more consistent with how the Company internally evaluates its results.

(in millions)	2003 as reported	2003— comparable basis (1)	2002 as reported (2)	Constant dollar change	Percent change
Net sales	$1,126.8	$1,008.8	$952.3	$56.5	6%
Gross profit	252.4	224.1	219.0	5.1	2
% of Sales	22.4%	22.2%	23.0%
Selling, general and administrative	156.7	142.0	128.7	13.3	10
Research & development	43.5	39.0	37.8	1.2	3
Loss on disposal of fixed assets	5.3	5.2	0.4	4.8	NM

Total operating costs	205.5	186.2	166.9	19.3	12

Operating income	46.9	37.9	52.1	(14.2)	(27)
% of Sales	4.2%	3.8%	5.5%
Net interest expense	(17.4)	(15.7)	(17.2)	1.5	9
Other expense, net	(3.4)	(1.5)	(2.9)	1.4	48

Income before taxes and minority interest	26.1	20.7	32.0	(11.3)	(35)
Minority interest and equity income, net	(15.4)	(15.8)	(11.6)	(4.2)	(36)

Earnings before taxes	10.7	4.9	20.4	(15.5)	(76)
% of Sales	1.0%	0.5%	2.1%
Income tax benefit (expense)	0.5	1.9	(7.2)	9.1	NM

Net income	11.2	6.8	13.2	(6.4)	(48)

(1)
Excludes acquisitions (Comatrol for full year and Thrige Electric for first quarter) and the impact of currency fluctuations.

(2)
Excludes results of equity ownership in Comatrol.

NM—Percentage is not meaningful

        The Company exceeded its own expectations in terms of sales growth by posting a 6 percent sales growth (in constant dollar terms) in 2003 over 2002. This sales increase exceeded the market growth of approximately 2 percent, which the Company determined based on the volume of units sold in the regions in which the Company distributes its products. However, the margin returns on the increased sales levels in 2003 did not meet the Company's expectations. Operating margins and net income margins were all lower in 2003 than in 2002, due in part to some strategic business decisions that the Company made during the year that were not originally planned, but also due to unexpected costs. These items are discussed in more detail below.

        The most significant item to impact the Company's financial performance in 2003 was the decision to close and relocate two of its manufacturing locations in the U.S. These facilities were located in Sturtevant, Wisconsin, and West Branch, Iowa. The total costs incurred in 2003 related to the closure of these facilities amounted to $7.6 million on a pretax basis. These costs included impairment charges on property, plant and equipment, accelerated depreciation, employee severance costs, inventory disposal costs, costs to move

III-4

people and equipment to other facilities, and manufacturing inefficiencies during the shut down and move of operations from these two facilities. Approximately $3.9 million was recorded as loss on fixed assets. The remaining $3.3 and $0.4 million affected the cost of sales and selling, general and administrative lines, respectively, of the income statement. The Company did not incur any restructuring costs in 2002 and expects to incur only $0.7 million of costs related to the West Branch restructuring in 2004.

        The Company's 2003 financial results were also significantly impacted by several large field recall issues. The field recalls amounted to a total of $6.2 million on a pretax basis and impacted the gross profit line of both the Propel and Work Function segments. While the Company was not pleased to have incurred these field recalls, they related to five individual defects that were not interrelated. The Company is diligently working to understand the root cause of these defects and to enhance its processes in order to prevent this order of magnitude of field recall costs from occurring in the future. However, as the Company has identified under its Critical Accounting Estimates, warranty and field recall costs can be a recurring part of its business due to the high-precision and technical nature of its products and processes. There can be no assurances as to the frequency or significance of these costs in the future.

        In addition to the above items, the Company incurred $1.3 million of expense to begin the restructuring of its sales and distribution operations in Europe, which will reduce future operating costs by streamlining delivery directly from the manufacturing locations to the customer. The Company incurred $2.2 million of expense to begin the implementation of a common business system to standardize business processes and provide a single interface to direct OEM customers and suppliers. The investment in the common business system will drive improved operational efficiency, customer service, and financial performance in future years. In 2003, the Company also incurred $0.5 million of outside consulting fees related to the initial work to comply with Section 404 of the Sarbanes-Oxley Act of 2002. These costs are all reflected in the selling, general and administrative expenses line on the Consolidated Statement of Income and are anticipated to continue in 2004 at varying degrees.

        The items discussed above negatively impacted income from operations by $17.8 million. Excluding these items, the Company would have experienced a $3.6 million real increase in operating income on the real sales increase of $56.5 million, or approximately 6 percent of the incremental sales growth. The Company generally targets overall margin improvement of 20 to 25 percent on each dollar of incremental sales based on the cost structure it has in place and the intent of reinvesting in the business for future growth. Additionally, the Company experienced deterioration in gross profit margins due to the impact of the weakening U.S. currency on product sold in the U.S. that was manufactured outside the U.S. (See further discussion of currency risk below under Market Risk.) Based on the 2003 ongoing operational performance, the Company is not meeting these internal targets.

        The Company's focus going into 2004 is to deliver both top line and bottom line growth. The Company has demonstrated that it can deliver top line sales growth exceeding the market growth in the markets that it serves by achieving a 14 percent compound annual growth rate in reported sales over the past ten years. This growth has been achieved based on the Company's strategic initiatives to grow sales through core market growth, increased product content per customer vehicle, and selective acquisitions. Going forward, more emphasis will be placed on improving profitability margins through the following strategies:

  •
  Develop capabilities in low cost regions.

  •
  Reduce time to market.

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  •
  Continue to pursue lean manufacturing efficiency.

  •
  Reduce inefficiencies caused by excess capacity.

  •
  Expand the use of Six-Sigma quality tools.

  •
  Move to more of a shared service administrative structure.

        Following is a discussion of the Company's sales growth broken down between the various markets that the Company serves and by each major region of the world.

Operating Results—2003 Compared to 2002

Sales Growth by Market

        The following table summarizes the Company's sales growth by market. The table and following discussion is on a comparable basis, which excludes acquisitions and currency fluctuations.

	Americas	Asia-Pacific	Europe	Total
Agriculture	9%	76%	6%	8%
Construction	8	41	4	9
Road building	(7)	65	(6)	1
Turf care	15	(9)	(16)	14
Specialty	(7)	(8)	(1)	(3)
Distribution	4	17	8	7

Agriculture—

        The agriculture market increased in all regions of the world during 2003 after several years of very depressed sales volumes. The Asia-Pacific region, while up significantly, is off of a relatively small base compared to the rest of the world that the Company serves. Of particular note is that the increase in Europe was driven primarily by new projects with several large customers that began production during 2003. In the Americas, the Company had increased business from all of its major OEMs in the fourth quarter of 2003 compared to 2002.

Construction—

        In the construction market, the Company also experienced sales gains in all regions of the world. The Americas' construction market was moderately up over 2002, with the fourth quarter showing continued strengthening. In Europe, the increase in shipments was led by the smaller and mid-sized manufacturers in this market. In general, the outlook for this market in Europe is positive for many of the Company's major customers. The Asia-Pacific region was led by the strong transit mixer business in Australia, which is expected to continue into the first half of 2004.

Road Building—

        The road building market was weak in the Americas and Europe with both being down from 2002. In the Americas, this was driven primarily by a generally soft market and also by the lack of funding by state governments for highway projects. While the market in Europe was down, the outlook for 2004 is generally

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positive. Road building in the Asia-Pacific region was led by many large projects in China such as preparation for the 2008 Olympics in Beijing, installing infrastructure for water transfer from the south of China to the north, and for national highway projects. This increase offset the declines in both the Americas and Europe.

Turf Care—

        The Company's primary business within this market comes from products produced for the consumer and commercial turf care markets in the Americas region. Consumers continue to move away from mechanical transmissions on these machines and the introduction of zero-turn radius machines being sold through retail outlets is helping to continue to fuel growth in this market.

Specialty Vehicles—

        Sales into the specialty vehicle markets were down across all regions. This is a trend that has been occurring for the past couple of years, primarily in the aerial lift and forklift markets. Management believes that the aerial lift market has finally stabilized in the Americas and that the outlook in Europe is for an upturn in the forklift market in 2004.

Order Backlog

        The following table shows the Company's order backlog and orders written activity, on a comparable basis, excluding acquisitions and currency fluctuations. Order backlog represents the amount of customer orders that have been received into the Company's system for future shipment.

(in millions)	2003	2003- Comparable Basis	2002	Constant dollar percent change
Americas
Backlog	$224.4	$223.8	$224.0	—%
Orders Written	481.9	482.9	472.9	2.1
Asia-Pacific
Backlog	21.5	20.8	19.3	7.8
Orders Written	85.2	80.0	72.8	9.9
Europe
Backlog	162.7	134.7	139.5	(3.4)
Orders Written	558.7	445.1	451.0	(1.3)
Total
Backlog	408.6	379.3	382.8	(1.0)
Orders Written	1,125.8	1,008.0	996.7	1.1

        Total order backlog at the end of 2003 was $408.6 million, compared to $382.8 million at the end of 2002, an increase of 6.7 percent. On a comparable basis, excluding the impact of currency exchange fluctuation and acquisitions, order backlog remained flat with year-end 2002 levels. New sales orders written for 2003 were $1,125.8 million, an increase of 13.0 percent from 2002. Excluding the impact of

III-7

currencies and acquisitions, total orders written in 2003 were only 1 percent above the 2002 levels. As the Company has noted in earlier communications, customers continue to adjust orders closer to the scheduled production dates, often within the scheduled shipping month. In some cases, this is a result of the customer's uncertainty with respect to the outlook of their own markets, but it is also a sign that customers are taking advantage of reduced production cycles within the Company's facilities. In either case, the Company's order and backlog information has become less reliable as an indicator of future expectations.

        Overall, the Company has been able to achieve solid sales growth through its strategies to continue to develop new vehicle applications and to expand the content supplied for each vehicle by selling system solutions and integrating electronics with hydraulics.

Business Segment Results

        The following discussion of operating results by reportable segment relates to information as presented in Note 16 in the Notes to Consolidated Financial Statements. Segment income is defined as the respective segment's portion of the total Company's net income, excluding net interest, income taxes, minority interest, equity in net earnings of affiliates, and corporate expenses. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, and valves that control and direct the power of a vehicle. The following table provides a summary of each segment's sales and segment income on a comparable basis, excluding acquisitions and currency fluctuations.

(in millions)	2003	2002	Change	Percent change
Net sales
Propel	$479.1	$440.2	$38.9	9%
Work Function	307.9	295.0	12.9	4
Controls	221.8	217.1	4.7	2
Segment income (loss)
Propel	$48.1	$47.3	$8.8	2
Work Function	6.9	19.0	(12.1)	(64)
Controls	9.0	5.8	3.2	55
Global Services and other expenses, net	(27.7)	(22.9)	(4.8)	(21)

Propel Segment

        There are two primary reasons for the increase in the Propel segments net sales in 2003. The first reason is the continued growth in the turf care market in the Americas. As mentioned in the preceding Sales Growth by Market section, the move away from mechanical transmissions to hydrostatic transmissions and the zero-turn radius mowers are leading the way for this growth. The other factor of growth in the Propel segment during 2003 came from the increased sales volume in the Asia-Pacific region as China and Japan experienced increased sales, primarily in the construction and road building markets as mentioned above.

III-8

        The Propel segment income generated on the increased sales only amounted to 2 percent of the incremental sales over 2002, which is considered very substandard by the Company's internal standards. During 2003, the Propel segment incurred $5.2 million of field recall costs as a result of four separate quality issues at several large OEM customers. Each of these instances had its own unique root cause and the Company is working diligently to put the proper processes and tools in place to ensure that these types of recalls do not occur in the future. Without these field recall costs, Propel segment income would have increased $7.0 million, or 18 percent of the incremental sales increase. This is more in line with the Company's internal expectations. The Propel segment income has also been impacted by increased price pressures which the Company has experienced in recent years. The Propel segment is predominantly a mature product line with enhancements coming primarily from the addition of electronic controls. Consequently, customers in this market have been very aggressive in demanding price concessions. To the extent the Company concedes price reductions without offsetting these concessions with cost reductions, the price reduction negatively impacts the segment profitability. In order to combat this impact, the Propel segment is focused on utilizing global purchasing initiatives to lower part costs through sourcing components to more cost effective global suppliers and to outsource components where the Company does not believe there is a manufacturing advantage.

Work Function Segment

        While the Work Function segment experienced net sales growth over the prior year of almost $13.0 million, segment income declined by $12.1 million from 2002. Of this decline, approximately $7.4 million was a result of the Company's decision during 2003 to shutdown and relocate two of its manufacturing plants in North America. In the second and third quarters of 2003, the Company shut down its steering unit manufacturing operation in Sturtevant, Wisconsin, and relocated the operations to its facilities in Nordborg, Denmark, and Wroclaw, Poland. The costs incurred for this closure, (net of savings realized already during 2003) was approximately $1.4 million. During the third quarter of 2003, the Company made the decision to shut down and relocate its West Branch, Iowa, plant. The majority of the costs to close and relocate this facility were incurred in 2003 and amounted to approximately $6.0 million. The majority of the manufacturing operations at West Branch were transferred to the Company's Freeport, Illinois, and Lawrence, Kansas, facilities. In addition, the Company successfully rationalized and outsourced certain low-volume product lines that will also help to improve profitability in this segment in future periods. The Work Function segment also incurred $1.0 million of field recall costs due to a quality problem with one particular product at one customer. This segment is also working to implement the proper processes and tools to prevent costs of this magnitude in the future.

Controls Segment

        The Controls segment experienced sales growth that was in line with the general market trend in which the Company operates. On the positive side, the Controls segment income was a very strong 67 percent of the incremental sales growth, much higher than even the Company's internal expectations. However, the Controls segment income in 2002 was negatively impacted by a $1.2 million product rationalization charge. Excluding this item, the Controls segment income increased 41 percent of the incremental sales growth which still exceeded the Company's internal expectations.

III-9

Global Services and other expenses, net

        The Company's Global Services and other expenses, net segment incurs costs related to internal global service departments, along with the operating costs of the Company's executive offices which were established in 2002 in Lincolnshire, Illinois. Worldwide services such as tax and accounting fees paid to outside third parties, certain insurance premiums, and the amortization of intangible assets from certain business combinations are also included in this classification. The majority of the increase in this area relates to three items: initial costs incurred to begin implementation of a common business system for all of the Company's worldwide operations, outside service costs to assist in meeting the new requirements regarding internal controls under the Sarbanes-Oxley Act of 2002, and the additional costs related to the Company's executive office in place for the full year of 2003 compared to only six months of 2002.

Income Taxes

        The Company has a tax benefit of $0.5 million in 2003 even though it reported pre-tax net income of $10.7 million. The tax benefit is due to two primary factors. First, the majority of the restructuring costs were incurred in the U.S., which are benefited at an effective corporate tax rate of 39 percent; whereas, the majority of the earnings, primarily European based, are taxed at various statutory rates averaging approximately 30 percent. Second, the Company's operations in China and Slovakia generated income in 2003 but there is no tax expense on these amounts as both countries have tax loss carryforwards with no previously recorded tax benefit. The Company expects its overall tax rate to return to a rate closer to the statutory rate in 2004.

2002 Compared to 2001

Consolidated Results

        Net income in 2002 was $13.7 million, or $0.29 per diluted share, compared with net income per diluted share of $0.09 in 2001. Special pretax charges of $1.9 million in 2002 and $9.7 million in 2001 had a negative impact on the results for the respective years. The special charges for 2002 were $1.2 million related to rationalizing overlapping product lines within the Controls segment relating to the acquisition of the low voltage motor business (TE) and a one-time noncash after-tax charge of $0.7 million for goodwill impairment. The special charges in 2001 related to plant closing costs of $8.3 million and a bad debt write-off of $1.4 million relating to a customer in the aerial lift market filing for bankruptcy. The following table, although not a U.S. GAAP disclosure, shows net income for the two years adjusted for these special charges in order to provide a more comparable picture of the Company's net operating results:

(in millions)	2002	2001
Net income as reported	$13.7	$4.3
Product rationalization charge after tax	0.8	—
Goodwill impairment charge	0.7	—
Plant closing costs after tax	—	5.4
Bad debt write-off after tax	—	0.9

Net income on comparable basis	$15.2	$10.6

Net income per share	$0.32	$0.23

III-10

        Excluding the special charges in both years, net income in 2002 increased by 43 percent over 2001. The primary factor for this improvement was the Company's broad-based cost control initiatives, particularly in the areas of fixed production costs, selling, general and administrative expenses, and research and development expenses. In addition, the Company focused significant attention on working capital management that resulted in a $13.2 million reduction in trade receivables. These factors helped generate a record operating cash flow of $98.3 million, or an increase of 45 percent over 2001.

        Net sales in 2002 of $952.3 million increased by $97.0 million, or 11.4 percent, over the 2001 sales of $855.3 million. Excluding the impact of currency exchange fluctuations, net sales increased 8.6 percent (i.e. net sales of businesses outside the United States measured in U.S. dollars would have been lower had currency exchange/translation rates remained at the same levels as the rates that prevailed during 2001.) Excluding the impact of currency exchange fluctuations and acquisitions, net sales increased 1.6 percent over 2001.

        Gross profit in 2002 of $219.0 million increased $26.4 million or 13.7 percent from 2001 gross profit of $192.6 million. The majority of the reported increase is a result of acquisitions completed in 2002 or those completed in 2001 and included for a full year in 2002. Gross profit as a percentage of sales for 2002 was 23.0 percent, compared to 22.5 percent for 2001. While fixed production costs were reported to be $5.2 million higher in 2002 compared to 2001, the Company successfully reduced overall fixed production costs by $4.1 million compared to 2001 when the impact of currency exchange fluctuations and acquisitions are excluded.. Had the Company not achieved this cost reduction, gross profit as a percentage of sales would have declined slightly from 2001. Pricing pressures within the markets the Company serves continue to challenge the Company to maintain profitability levels. While the Company was successful in reducing fixed costs in 2002, it is not feasible to believe that the Company can attain this same year-over-year reduction in this area. Therefore, the Company has embarked on a global procurement initiative by establishing a global procurement office with resources in the U.S., Europe, South America, and Asia-Pacific. The focus of this global procurement will be to leverage the Company's global purchasing power to help reduce both direct and indirect material costs with a goal to obtain a 1 to 2 percent margin improvement over the next 12 months. In addition, significant focus will be placed on the procurement of nonproductive materials, supplies and services in order to achieve additional cost reductions to offset the ongoing pricing pressures.

        The Company's selling, general and administrative expenses increased $5.8 million, or 4.7 percent, over the 2001 reported amount of $122.8 million. Excluding the impact of currency exchange fluctuations, selling, general and administrative expenses increased $2.7 million, and excluding acquisitions, these expenses actually declined from the 2001 levels by $7.9 million, reflecting the Company's focus on reducing fixed costs during 2002.

        Research and development activities in 2002 were essentially flat with the 2001 levels in terms of reported amounts. Excluding the impact of currency exchange fluctuations and acquisitions, these expenses were $3.1 million less than the 2001 levels. While the Company was focused on reducing fixed costs in all areas of the business, the Company remains committed to investing in new technology and product development. Much of the Company's product development activities continue to be driven by ongoing customer inquiries.

        Net nonoperating expenses increased by $3.2 million over 2001 due primarily to foreign currency exchange losses and to the fact that the Company no longer receives royalty income from its former

III-11

Japanese licensee as a result of forming a joint venture in the fourth quarter of 2001. This accounts for a $3.1 million increase, which was offset by slightly lower net interest expense for 2002.

        The Company's effective tax rate for 2002 of 34.5 percent was lower than the 2001 effective tax rate of 37.6 percent. The primary factor for the lower effective rate in 2002 is related to the mix of the Company's net income with a higher portion of the Company's net income being generated in countries with lower effective tax rates.

Business Segment Results

        The following discussion of operating results by reportable segment relates to information as presented in Note 16in the Notes to Consolidated Financial Statements. Segment income is defined as the respective segment's portion of the total Company's net income, excluding net interest, income taxes, minority interest, equity in net earnings of affiliates, and corporate expenses. The format of this discussion for comparing the 2002 results from operations to 2001 is different from prior years due to the Company changing its reportable segments beginning in 2002 to reflect the changes in organizational structure of the Company around its various product lines of Propel, Work Function and Controls. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, and valves that control and direct the power of a vehicle.

Propel Segment

        Net sales for the Propel segment of $440.2 million increased $40.7 million, or 10.2 percent, from 2001 net sales of $399.5 million. All geographic regions in which the Propel segment operates experienced net sales growth. Excluding the impact of currency fluctuations, net sales increased $35.2 million. Additionally, excluding the impact of acquisitions, net sales increased $11.0 million from 2001. Approximately $10.0 million of the increase in net sales was driven by a new product introduction for compact utility tractors in the U.S. and from the infinitely variable transmission developed for agriculture tractors. An additional $14.0 million of increased sales were generated from the turf care market in the Americas. However, these increases in the U.S. were partially offset by declines in the agriculture, construction, specialty and distribution markets. In Europe, both the agriculture and road building markets experienced growth over 2001. The agriculture market in Europe recovered somewhat in 2002 after several difficult years caused by the foot and mouth disease scare. These increases in Europe were offset be declines in the construction, turf care, and specialty markets.

        Propel segment income in 2002 of $47.3 million increased $10.4 million, or 28 percent, over segment income of $36.9 million in 2001. Excluding the impact of currency exchange fluctuations and acquisitions, Propel segment income increased $6.7 million, with all of this increase being driven by the turf care market.

Work Function Segment

        Net sales in the Work Function segment of $295.0 million in 2002 increased by $26.6 million, or 9.9 percent, over 2001 net sales of $268.4 million. Excluding the impact of currency exchange fluctuations and acquisitions, net sales increased $15.9 million, or 5.9 percent, from 2001. While sales of steering units

III-12

and low speed high torque motors increased $12.4 million over 2001, this was partially offset by a decline of gear pump and motor sales of $4.4 million.

        Work Function segment income in 2002 of $19.0 million increased $10.1 million, or 113.5 percent, over 2001 segment income of $8.9 million. Excluding the impact of currency exchange fluctuations, Work Function segment income increased $9.1 million from 2001. The Work Function segment was impacted by a one-time special charge of $0.7 million in 2002 related to goodwill impairment. The 2001 segment income was negatively impacted by a one-time pretax charge of $8.3 million related to plant closing costs. Excluding these special charges and the impact of currencies, segment income for the Work Function segment increased $1.5 million, or 16.9 percent, over 2001, driven by the overall higher sales levels within this segment.

Controls Segment

        Net sales in the Controls segment in 2002 of $217.1 million increased $29.7 million, or 15.8 percent, over 2001 segment net sales of $187.4 million. During 2002, the Company completed the acquisition of TE. The addition of this business added $34.2 million of sales to this segment. Excluding this acquisition and the impact of currency exchange fluctuations, net sales for 2002 would have declined by $11.8 million from the comparable 2001 levels. The majority of this decrease comes from the aerial lift market in the U.S. that continues to be depressed.

        Controls segment income for 2002 of $5.8 million decreased $0.8 million, or 12 percent, from 2001 segment income of $6.6 million. The TE business added $1.3 million to the Controls segment income. Excluding the impact of acquisitions and currency exchange fluctuations, the Controls segment income declined $2.3 million from 2001. However, in 2002, the Controls segment was negatively impacted by a special pretax charge of $1.2 million relating to product line rationalization as a result of overlapping product lines within this segment relating to the acquisition of the TE business. On a comparable basis to 2001, Controls segment income declined $1.1 million, or 16.7 percent, from 2001.

Global Services and Other Expenses, net

        The Company's Corporate Function incurs costs that relate to worldwide services such as worldwide tax and accounting fees paid to outside third parties, certain insurance premiums, the amortization of intangible assets from certain business combinations, and internal global services departments, along with the operating costs of the Company's executive offices which were established in 2002 located in Lincolnshire, Illinois. For 2002, total corporate charges amounted to $22.9 million, or an increase of $2.7 million from the 2001 charges of $20.2 million.

Order Backlog

        Total order backlog at the end of 2002 was $382.8 million, compared to $319.9 million at the end of 2001, an increase of 19.7 percent. On a comparable basis, excluding the effects of acquisitions, order backlog increased 15.7 percent from the year-end 2001 levels, or 10.2 percent excluding the additional impact of currency fluctuations. During the fourth quarter of 2002, $249.7 million in new orders were written, an increase of 8.1 percent compared to the fourth quarter of 2001. Excluding the impact of acquisitions, orders written in the fourth quarter were $239.1 million, which was 3.5 percent more than the

III-13

orders written in the fourth quarter of 2001, but a decrease of 1.6 percent excluding the additional impact of currency fluctuation.

Market Risk

        The Company is naturally exposed to various market risks, including changes in foreign currency exchange rates, interest rates, and prices.

Impact of Foreign Currency

        The Company has historically not entered into any type of foreign currency hedging or derivative arrangements to manage its exposure to fluctuations in the foreign currency markets. However, during 2002, the Company entered into a foreign currency hedge contract to protect against the effects of foreign currency fluctuations for a loan to the U. S. holding company from a Danish bank denominated in euros. The hedge resulted in offsetting approximately $5.5 million of foreign currency loss which would have resulted from the dollar weakening against the euro during 2003. In addition, the Company assumed a foreign currency exchange contract through its acquisition of the Thrige Electric business in Denmark. This contract expires in 2004.

        The Company has operations and sells its products in many different countries of the world and therefore, conducts its business in various currencies. The Company's financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both translation risk and transaction risk. Translation risk is the risk that the financial statements of the Company, for a particular period or as of a certain date, may be affected by changes in the exchange rates that are used to translate the financial statements of the Company's operations from foreign currencies into U.S. dollars. Transaction risk is the risk from the Company receiving its sale proceeds or holding its assets in a currency different from that in which it pays its expenses and holds its liabilities.

        With respect to transaction risk, the impact on the Company's operating results has not historically been significant. In previous years, the Company had been well balanced between its U.S. and European operations because the Company generated its sales in the same country in which it incurred its expenses, or shipped products between geographic regions on a balanced basis. However, the Company is no longer as equally balanced in terms of where it generates its sales compared to the currency in which the production costs are incurred. In 2003 the Company sold a total of $83.4 million into the U.S. of product that had been produced in European based currencies compared to sales into Europe of $37.5 million of product produced in U.S. dollars. This imbalance had a significant impact on the bottom line results of the Company in 2003. The Company is currently taking steps to analyze and understand this impact globally. Based on its analysis, the Company may decide to re-source certain operations or use hedging instruments in the future in order to protect against this margin erosion.

        Additionally, the Company is impacted by translation risk in terms of comparing results from period to period.

        Fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods. The translation impact on making prior period comparisons with respect

III-14

to the Company's net sales can be material. As shown in the table below, historically the translation impact on net sales had not been significant, however, in 2003 this difference has become quite substantial.

	Percentage Sales Growth/(Decline) Over Prior Year
	2003	2002	2001 (1)
As Reported	18.3%	11.4%	(9.5)%
Without Currency Translation Impact	8.7	8.6	(7.9)

(1)
Comparison of 2001 to 2000 includes the effect of Danfoss Fluid Power for the full year of 2000 on a pro forma basis and excludes the effects of acquisitions made in 2001.

        During 2003, the U.S. dollar continued to weaken substantially against most foreign currencies, especially the euro. Between December 31, 2002 and December 31, 2003, the U.S. dollar weakened by 20 percent against the euro, which followed a 15 percent weakening between 2001 and 2002. This has resulted in approximately one-third of the Company's total balance sheet being stated 20 percent higher than the prior year since roughly one-third of the Company's total assets and liabilities are denominated in the euro. As shown above, translation does affect comparisons between periods.

Interest Rates

        The Company does not currently manage its interest rate change exposure by entering into any type of interest rate hedging or derivative arrangement. The following table summarizes the maturity of the Company's debt obligations for fixed and variable rate debt (amounts in millions):

	Fixed Rate Debt	Variable Rate Debt
2004	$92.7	$132.3
2005	57.1	1.1
2006	12.4	—
2007	5.2	6.0
2008	17.2	—
Thereafter	31.4	—

Total	$216.0	$139.4

Liquidity and Capital Resources

        The following table shows condensed balance sheet information for the Company as of December 31, 2003 compared to December 31, 2002. The 2003 information has been translated using the same exchange rates as were used for the 2002 balance sheet to make the U.S. dollar amounts comparable. In addition, the acquisition completed during 2003 that was not included in the 2002 amounts has been excluded for

III-15

comparison purposes. This table shows only the change in balances on a comparable basis; it does not show the actual cash flow impact to the Company.

(in millions)	2003 As Reported	2003- Comparable Basis	2002 As Reported	Constant dollar Change	Percent change
Cash	$15.1	$12.7	$12.4	$0.3	2%
Accounts receivable	186.3	156.9	153.6	3.3	2
Inventories	198.9	173.1	164.7	8.4	5
Other current assets	33.0	32.6	30.5	2.1	7

Total current assets	433.3	375.3	361.2	14.1	4

Net property, plant and equipment	452.9	405.3	435.1	(29.8)	(7)
Goodwill and other intangibles	154.9	132.4	133.6	(1.2)	(1)
Other long-term assets (1)	60.7	57.3	40.6	16.7	41

Total assets	$1,101.8	$970.3	$970.5	$(0.2)	—%

Short-term debt and notes payable	$225.0	$197.7	$83.1	$114.6	138%
Accounts payable	93.8	78.2	71.0	7.2	10
Accrued liabilities	82.0	74.9	62.3	12.6	20

Total current liabilities	400.8	350.8	216.4	134.4	62
Long term debt	130.4	123.0	235.2	(112.2)	(48)
Pension liability	41.9	36.3	42.7	(6.4)	(15)
Deferred taxes	56.1	50.1	44.3	5.8	13
Other long-term liabilities	43.0	38.6	37.5	1.1	3
Minority interest in consolidated companies	32.4	30.4	27.1	3.3	12
Total stockholders' equity	397.2	341.1	367.3	(26.2)	(7)

Total liabilities and stockholders' equity	$1,101.8	$970.3	$970.5	$(0.2)	—%

(1)
The 2002 amount includes $7.8 million of investment in Comatrol which was accounted for under the equity method at December 31, 2002.

        The Company's principal sources of liquidity have been from internally generated funds from operations and from borrowings under its committed and uncommitted, unsecured, credit facilities. Because of the multiple funding sources that have been and continue to be available to the Company, the Company expects to have sufficient sources of liquidity to meet its funding needs.

        The Company has historically accessed diverse funding sources, including short-term and long-term unsecured bank lines of credit in the United States, Europe and Asia, as well as private securitization markets in the United States. In addition, the Company has access to unsecured bank lines of credit with various banks from around the world (see Note 7 in the Notes to Consolidated Financial Statements).

        The Company operates under certain covenants as defined under its various credit agreements with its banks. In September 2003 the Company entered into a new multicurrency revolving credit facility that permits unsecured borrowings up to $250.0 million through September 2006. The proceeds from the new facility were used to repay outstanding borrowings under several of its other credit facilities. At

III-16

December 31, 2003 there was $84.9 million outstanding under the new facility. Debt issuance costs of $1.8 million were capitalized and are being amortized to interest expense over the three-year term of the facility. The Company is required to meet certain financial covenants under this facility as described in Note 7 in the Notes to Consolidated Financial Statements. The Company was in compliance with the covenants at December 31, 2003 and is not aware of any circumstances currently that would impact said compliance during the next twelve months.

Cash Flows from Operations—

        The Company's cash provided from operations in 2003 was a strong $95.6 million, slightly below the record level of $98.3 million generated in 2002. Overall working capital management in 2003 slipped from the successful efforts achieved in 2002. This resulted in $16.0 million less cash provided from working capital than in 2002.

        The accounts receivable balance increased only 2 percent in 2003 compared to 2002, excluding the impact of currency and acquisition. This is notable considering sales in the fourth quarter of 2003 increased almost 7 percent compared to sales in the fourth quarter of 2002, excluding the impact of currency and acquisition. The Company's overall days sales outstanding (DSO), (the measure of how many days of product sales are yet to be collected from customers) was 60.3 days in 2003 compared to 58.9 days for 2002. The Company has put a significant amount of effort into improving the collection activities in the U.S. that has resulted in a reduction in DSO from 33.1 to 32.1 at the end of 2003. The Company is now looking at creating shared service centers in Europe to aid in reducing the number of days sales outstanding.

        The Company's inventory management activities took a step back in 2003 that resulted in approximately $7.6 million more being invested in inventories at the end of 2003 compared to 2002. Part of this increase in inventory is a direct result of the Company's efforts to reorganize its sales and distribution operations in Europe. The Company began the process in 2003 to move inventory in Europe from its individual sales companies back to the original manufacturing locations and centralized logistics centers. The Company anticipates that this will reduce inventory in the long term and enable it to better respond to customers' needs and maintain lower overall inventory levels. This action should also reduce the amount of risk associated with potentially excess and obsolete inventory.

        Accounts payable management has improved in 2003 as the Company has achieved better terms in paying its suppliers that are more in line with the timing of the collections from its own customers. This resulted in increased cash flow by $3.6 million compared to 2002.

        Overall, the Company's cash balances remained level with 2002, on a comparable dollar basis. The Company's overall goal is to minimize the amount of cash on its balance sheet as long as it has outstanding bank borrowings. At the end of 2003, over $5.5 million of the Company's cash resided in China, and an additional $2.6 million was located in Brazil. Due to the nature of governmental and other regulatory controls, it is extremely difficult to move cash out of these countries for reasons other than payment for goods shipped into these countries. As the Company continues to look at expanding its manufacturing capabilities in low cost regions, the Company will look to utilize the cash already located in these countries to fund these expansions.

III-17

Cash Used in Investing Activities—

        The Company has continued to selectively invest in capital equipment for its manufacturing plants for more efficient manufacturing processes and for new product development. In addition, in 2003 the Company invested over $10.0 million in a new common business system mentioned above in the Executive Summary. This amount represents all of the user licenses for its worldwide operations as well as certain capitalizable costs for outside consulting and internal dedicated resource costs for the development of the new system. The Company anticipates it will incur an additional $4.0 million of capitalized costs in 2004 before the implementation phase of this common business system begins.

        During 2003 the Company completed one acquisition for a net cash outlay of $7.2 million. See the discussion of Business Combinations below and Note 3 in the Notes to Consolidated Financial Statements for further discussion.

Cash Used in Financing Activities—

        Aside from the activities under the Company's various borrowing arrangements as discussed earlier, the Company also pays a dividend to its shareholders on a quarterly basis. The dividend is set by the Company's Board of Directors and is currently at an annual rate of $0.28 per share. This has resulted in $13.3 million of annual dividend payments for each of the last 3 years. The Company does not anticipate this changing in 2004. In addition, the Company periodically makes distributions to its minority interest partners from its various joint venture activities. This amount can vary from year to year depending on the amount of undistributed earnings of the businesses and the needs of the partners.

Contractual Cash Obligations—

        The majority of the Company's contractual obligations to make cash payments to third parties are for financing obligations. These include future lease payments under both operating and capital leases. The following table discloses the Company's future commitments under contractual obligations as of December 31, 2003:

Contractual Cash Obligations	Total	2004	2005	2006	2007	2008	Thereafter
Long-term debt and notes payable	$355,451	$225,043	$58,204	$12,396	$11,254	$17,209	$31,345
Capital leases	22,665	1,367	1,332	1,151	1,146	1,146	16,523
Operating leases	132,104	16,150	14,784	13,327	10,270	8,923	68,650

Total Contractual Cash Obligations	$510,220	$242,560	$74,320	$26,874	$22,670	$27,278	$116,518

        In addition to the above contractual obligations, the Company has certain other funding needs that are non-contractual by nature, including funding of certain pension plans. For 2004, the Company anticipates contributing $7.0 million to its U.S. pension plan and $0.9 million to its UK pension plan. There are no plans to fund the German pension plan, which is customary in that country.

Other Matters

Critical Accounting Estimates—

        The SEC's guidance surrounding the disclosure of critical accounting estimates requires disclosures about estimates a company makes in applying its accounting policies. However, such discussion is limited

III-18

to "critical accounting estimates," or those that management believes meet two criteria: 1) the accounting estimate must require a company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and 2) different estimates that the company reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, must have a material impact on the presentation of the company's financial condition, changes in financial condition or results of operations.

        Besides the estimates that meet the two criteria for a "critical estimate" above, the Company makes many other accounting estimates in preparing its financial statements and related disclosures. All estimates, whether or not deemed critical, can affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities. Estimates are based on experience and information available prior to the issuance of the financial statements. Materially different results can occur as circumstances change and additional information becomes known, including estimates not deemed "critical" under the SEC's guidance.

        The discussion below should be read in conjunction with disclosures elsewhere in this discussion and in the Notes to the Consolidated Financial Statements related to estimates, uncertainties, contingencies, and new accounting standards. Significant accounting policies are discussed in Note 1 to the Consolidated Financial Statements beginning on page 46. The development and selection of accounting estimates, including those deemed "critical," and the associated disclosures in this discussion, have been discussed by management with the audit committee of the Board of Directors.

        Inventory Valuation—As a manufacturer in the capital goods industry, inventory is a substantial portion of the assets of the Company, amounting to almost 20 percent of total assets at December 31, 2003. The Company must periodically evaluate the carrying value of its inventory to assess the proper valuation. This includes having adequate allowances and period adjustments to 1) cover losses in the normal course of operation, 2) provide for excess and obsolete inventory, and 3) ensure that inventory is valued at the lower of cost or market. On a quarterly basis, management within each segment performs an analysis of the underlying inventory to identify the need for appropriate allowances to cover all of these. In doing so, management applies consistent practices based upon historical data such as actual loss experience, past and projected usage, actual margins generated from trade sales of its products, and finally its best judgment to estimate the appropriate allowances.

        Warranty Provisions—The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records liabilities for the estimated warranty costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded. Factors that affect the Company's warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per claim to satisfy the Company's warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company's estimated warranty obligation. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

        In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these as "field recalls" and in these instances, the Company will record

III-19

a specific provision for the expected costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. Typically, field recalls are infrequent in occurrence, however, when they occur, field recalls can be for a large number of units and quite costly to rectify. Because of the sporadic and infrequent nature of field recalls, and due to the extreme range of costs associated with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are settled, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed at least on a quarterly basis.

        Long-Lived Asset Recovery—A significant portion of the Company's total assets consist of property, plant and equipment (PP&E) and definite life intangibles, as well as goodwill and indefinite life intangibles. Changes in technology or in the Company's intended use of these assets, as well as changes in the broad global economy in which the Company operates, may cause the estimated period of use or the carrying value of these assets to change.

        This requires the Company to periodically assess the estimated useful lives of its assets in order to match, through depreciation, the cost of those assets with the benefits derived over the period of usefulness. The useful lives of these assets can be shortened through greater use due to volume increases, rapidly changing technology such as the use of electronics and computer-operated controls, and through inadequate maintenance. Despite management's best efforts to determine the appropriate useful lives of its equipment, certain situations arise that lead to an asset or group of assets becoming impaired, meaning their economic value becomes less than the value at which the Company is carrying the asset on its books. Examples of these situations are product rationalization efforts or restructuring of manufacturing facilities. When these situations arise, the Company tests the assets for impairment and will write down the asset in the period when the impairment becomes known. If information would become known that would change the depreciable rate of the Company's assets by 10 percent, recorded depreciation expense would have been impacted by approximately $7.8 million.

        Valuation of Trade Receivables—The Company records trade receivables due from its customers at the time a sale is recorded in accordance with its revenue recognition policy. The future collectability of these amounts can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical aging of its receivables, looking at the historical losses incurred as a percentage of net sales, and by monitoring the financial strength of its customers. In addition, local customary practices have to be taken into account due to varying payment terms being applied in various parts of the world where the Company conducts its business. If the Company becomes aware of a customer's inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

        Workers Compensation—The Company has an insurance policy to cover workers compensation claims in the United States, in which the Company pays the first $0.25 million per claim, per incident. The Company establishes its workers compensation reserve based on historic growth factors of claims and an estimate of incurred, but not reported claims. This analysis is performed on a quarterly basis, or more frequently if factors dictate a more frequent review.

III-20

        Pensions—The Company has noncontributory defined benefit pension plans for a majority of its employees. In certain countries, such as the United States and the United Kingdom, these plans are funded with plan assets whereas in other countries such as Germany, the plans are completely unfunded, which is customary. The measurement of the Company's pension obligations and costs is dependent on a variety of assumptions used by the Company's actuaries. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and other experience. These assumptions may have an effect on the amount and timing of future contributions. The plan trustee conducts an independent valuation of the fair value of pension plan assets.

        The assumptions used in developing the required estimates include the following key factors:

Discount rates Salary growth Retirement rates	Inflation Expected return on plan assets Mortality rates

        The Company bases the discount rate assumption on investment yields available at or near year-end on corporate long-term bonds rated AA. The inflation assumption is based on an evaluation of external market indicators. The salary growth assumptions reflect the Company's long-term actual experience, the near-term outlook and assumed inflation. The expected return on plan assets reflects asset allocations, investment strategy and the views of investment managers and other large pension plan sponsors. Retirement and mortality rates are based primarily on actual plan experience and actuarial tables, respectively. The effects of actual results differing from our assumptions are accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods.

        The Company's funding policy for the U.S. plans is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974, plus any additional amounts the Company may deem to be appropriate. For 2004, the Company anticipates contributing $7.0 million to its U.S. plans and $0.9 million to its U.K. plans.

        Postretirement Benefits Other Than Pensions—The Company provides a single postretirement health care benefit for certain employee groups in the United States. This plan is contributory and contains certain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund this plan and has the right to modify or terminate this plan in the future.

        The Company accounts for its postretirement benefits in accordance with Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires the postretirement liability recognized in the Consolidated Balance Sheets and the postretirement expense recognized in the Consolidated Statements of Income be determined on an actuarial basis.

        To account for its postretirement benefits in accordance with SFAS No. 106, the Company must make two determinations. First, it must determine the actuarial assumption for the discount rate used to reflect the time value of money in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the postretirement cost for the subsequent year. For guidance in determining this rate, the Company looks at investment yields available at or near year-end on corporate bonds rated AA.

III-21

        Second, the Company must determine the actuarial assumption for the health care trend rate used in the calculation of the accumulated postretirement benefit obligation for the end of the current year and to determine the net periodic postretirement benefit cost for the subsequent year. See Note 9 in the Notes to Consolidated Financial Statements for information on the assumptions used as of December 31, 2003. As of December 31, 2003, a one-percentage-point change in the assumed health care cost trend rate would impact the expense recognized in 2004 by $0.3 million and would affect the post-retirement benefit obligation by $2.3 million.

        Deferred Income Taxes—Tax regulations require items to be included in the tax return at different times than the items are reflected in the financial statements. Some of the differences are permanent, such as expenses which are not deductible on a tax return, and some of the differences are temporary, such as depreciation expense. Timing differences create deferred tax assets and liabilities. Deferred tax assets generally are attributable to items that can be used as a tax deduction or credit in a tax return in future years but the amount has already been included as an expense in the financial statements. Deferred tax liabilities generally represent deductions which have been taken on the tax return but have not been recognized as expense in the financial statements. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

New Accounting Policies

        In 2003 the Company adopted SFAS No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities" which requires companies to recognize liabilities and costs associated with exit or disposal activities when they are incurred, rather than when management commits to a plan to exit an activity. In 2003 the Company relocated the operations of certain production facilities and began to restructure its sales and distribution operations in Europe. Certain costs incurred related to these restructurings were accounted for in accordance with SFAS No. 146. Other costs, such as post-employment benefits and fixed asset disposals, were accounted for in accordance with accounting standards which were not modified by the issuance of SFAS No. 146.

        The Company also adopted SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure" in 2003. SFAS No. 148, which amended SFAS No. 123, provides alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based compensation. In particular, SFAS No. 148 allows entities that adopt the recognition provisions of SFAS No. 123 for stock-based compensation in a fiscal year beginning before December 16, 2003 to use one of three methods for application. The Company adopted the recognition provisions of SFAS No. 123 as of January 1, 2003. In accordance with SFAS No. 148, the Company has selected the prospective method of reporting this change in accounting principle, which allows the Company to apply the recognition provisions to all employee awards granted, modified or settled after January 1, 2003.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires companies to classify certain financial instruments as liabilities that may previously have been classified as equity. The Company adopted SFAS No. 150 in 2003 and reviewed all joint venture agreements which may require different accounting treatment under SFAS No. 150 than previously adopted. The Company has a limited partnership agreement which indicates a termination date of December 31, 2035. This entity is consolidated in the Company's financial statements. The agreement indicates that if the partnership were to terminate the assets would be distributed in accordance with the balance of the capital accounts. If the

III-22

limited partnership were to terminate the Company estimates approximately $60 million would be distributed to the minority interest owner.

        The FASB issued Interpretation (FIN) No. 46R, "Consolidation of Variable Interest Entities" in December 2003, which requires variable interest entities to be consolidated by the party determined to be the primary beneficiary. A primary beneficiary of a variable interest entity (VIE) is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding the variable interest. The effective date for the adoption of FIN No. 46R for interests in VIEs created prior to February 1, 2003 is the end of the first quarter, 2004 and the adoption is not expected to effect the Company's financial statements. The effective date for new VIEs created after January 31, 2003 was immediate and the adoption had no effect on the Company's financial statements.

        In January 2004 the FASB issued Staff Position (FSP) 106-1 "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003" (the Act). The FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act, which the Company has elected to do. Any measure of the accumulated postretirement benefit liability or net periodic postretirement benefit cost in the financial statements or Note 9 in the Notes to Consolidated Financial Statements does not reflect the impact of the Act on the plans. At this time, specific authoritative guidance on the accounting for the federal subsidy provided by the Act is pending and that guidance could require the Company to modify previously reported information, however the Company does not expect the Act to have a significant effect on its financial statements.

Business Combination—

        During the second quarter 2003, the Company exercised its option to acquire an additional 40 percent of the outstanding shares of Comatrol S.p.A for approximately $10.3 million. With this purchase, the Company now owns 85 percent of Comatrol and has consolidated the financial results of the business for the last three quarters of 2003. Prior to purchasing its controlling interest in Comatrol, the Company accounted for the results of its ownership interest under the equity method of accounting. The Company has the option to acquire the remaining ownership interest (15 percent) in Comatrol for approximately 3.7 million euros, which equates to $4.7 million at December 31, 2003, using an exchange rate of 0.795 euros to the U.S. dollar. The option period runs from April 1, 2004 through April 30, 2004. Should the Company not elect to exercise this option, the minority owners of Comatrol could exercise their option requiring the Company to acquire the remaining 15 percent of Comatrol for the amount disclosed above. This put option period runs from May 1, 2004 through May 31, 2004. Should neither party exercise their respective option, all such options expire after May 31, 2004.

Non-Audit Services of Independent Auditors

        The Company's auditors, KPMG LLP, perform the following non-audit services that have been approved by the Audit Committee of the Board of Directors: international and U.S. tax planning and compliance services; tax and financial due diligence for acquisitions; expatriate tax services; benefit plan audits, tax and accounting technical support, and internal control documentation analysis in connection with the requirements under section 404 of the Sarbanes Oxley Act.

III-23

Outlook

        The Company is beginning to experience strong economic growth in the Americas and continued high growth in the Asia-Pacific region, but only mild economic growth in Europe. The increasing trend in orders and backlog support the optimism related to sales growth. The Company plans to increase market share through strategic efforts to win new applications and increase product content per vehicle. The Company has the capacity and is in good position to capitalize on the emerging upturn in the markets it serves. Management of the Company expects to realize annual savings of over $2.5 million after tax, or $0.05 per share, from the restructurings completed in 2003. The Company will continue to evaluate whether to invest further resources for restructurings during 2004 that would lead to improved earnings performance in future years.

III-24

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Income

(in thousands, except per share data)

	For the Years Ended December 31,
	2003	2002	2001
		(As restated—see note 17)	(As restated—see note 17)
Net Sales	$1,126,774	$952,308	$855,279
Costs and Expenses:
Cost of sales	874,410	733,316	662,693
Selling, general and administrative	156,658	128,646	122,803
Research and development	43,456	37,806	38,054
Loss on disposal of fixed assets	5,328	381	618

Total costs and expenses	1,079,852	900,149	824,168

Operating income	46,922	52,159	31,111

Nonoperating Income (Expenses):
Interest expense	(18,748)	(22,510)	(21,151)
Interest income	1,348	5,291	3,774
Royalty income	—	—	881
Other, net	(3,358)	(2,224)	219

Nonoperating expenses, net	(20,758)	(19,443)	(16,277)

Income Before Income Taxes and Minority Interest	26,164	32,716	14,834
Minority Interest and Equity Income, net	(15,405)	(11,099)	(7,882)

Income Before Income Taxes	10,759	21,617	6,952
Income Tax Benefit (Expense)	474	(7,217)	(2,616)

Net Income Before Cumulative Effect of Change in Accounting Principle	11,233	14,400	4,336
Cumulative Effect of Change in Accounting Principle	—	(695)	—

Net Income	$11,233	$13,705	$4,336

Basic and diluted income per common share	$0.24	$0.29	$0.09

Weighted average diluted shares outstanding	47,516	47,404	46,980
Pro Forma Results Excluding Goodwill Amortization in 2001
(in thousands, except per share data)	2003	2002	2001
Net income:
Reported net income	$11,233	$13,705	$4,336
Add back goodwill amortization	—	—	2,832

Adjusted net income	$11,233	$13,705	$7,168

Income per share:
Reported basic and diluted income per common share	$0.24	$0.29	$0.09
Add back goodwill amortization	—	—	0.06

Adjusted basic and diluted income per common share	$0.24	$0.29	$0.15

See accompanying notes to consolidated financial statements.

III-25

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Balance Sheets

(in thousands, except per share data)

	As of December 31,
	2003	2002
		(As restated—see note 17)
Assets
Current Assets:
Cash and cash equivalents	$15,086	$12,397
Accounts receivable (net of allowance for doubtful accounts of $4,144 and $3,372 in 2003 and 2002, respectively)	186,293	153,643
Inventories	198,870	164,686
Other current assets	32,965	30,524

Total current assets	433,214	361,250

Property, Plant and Equipment, net	452,913	435,102

Other Assets:
Goodwill, net	119,654	105,288
Other intangible assets, net	35,265	28,274
Investments in unconsolidated affiliates	1,788	9,347
Deferred income taxes	39,258	18,071
Other	19,662	13,183

Total other assets	215,627	174,163

	$1,101,754	$970,515

Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable and bank overdrafts	$65,453	$56,010
Long-term debt due within one year	159,590	27,085
Accounts payable	93,793	70,945
Accrued salaries and wages	28,558	22,833
Accrued warranty	17,196	14,242
Other accrued liabilities	36,208	25,226

Total current liabilities	400,798	216,341

Long-Term Debt	130,408	235,198

Other Liabilities:
Long-term pension liability	41,937	42,747
Postretirement benefits other than pensions	17,779	16,782
Deferred income taxes	56,126	44,324
Other	25,139	20,674

Total other liabilities	140,981	124,527

Minority Interest in Net Assets of Consolidated Companies	32,353	27,118

Stockholders' Equity:
Preferred stock, par value $.01 per share, authorized 4,500 shares, no shares issued or outstanding	—	—
Common stock, par value $.01 per share, authorized 75,000 shares in 2003 and 2002; issued and outstanding 47,432 in 2003 and 47,419 in 2002	474	474
Additional paid-in capital	314,319	313,760
Retained earnings	45,202	47,870
Accumulated other comprehensive income	37,376	5,346
Unamortized restricted stock compensation	(157)	(119)

Total stockholders' equity	397,214	367,331
Commitments and contingencies	—	—
	$1,101,754	$970,515

See accompanying notes to consolidated financial statements.

III-26

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)

(in thousands, except per share data)	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unamortized Restricted Stock Compensation	Common Stock in Treasury	Total
Year Ended December 31, 2001:
Beginning balance, as previously reported	45,312	$465	$303,304	$57,348	$(10,654)	$(57)	$(8,009)	$342,397
Restatement adjustment	—	—	—	(967)	—	—	—	(967)

Beginning balance, (as restated—see Note 17)	45,312	465	303,304	56,381	(10,654)	(57)	(8,009)	341,430
Comprehensive income (loss):
Net income (as restated—see Note 17)	—	—	—	4,336	—	—	—	—
Pension adjustment	—	—	—	—	(200)	—	—	—
Translation adjustment	—	—	—	—	(4,809)	—	—	—
Total comprehensive loss	—	—	—	—	—	—	—	(673)
Treasury shares issued for acquisition	1,172	—	2,244	—	—	—	8,009	10,253
Shares issued for acquisition	919	9	8,036	—	—	—	—	8,045
Restricted stock grant	8	—	78	—	—	(78)	—	—
Restricted stock compensation	—	—	—	—	—	43	—	43
Cash dividends ($.28 per share)	—	—	—	(13,275)	—	—	—	(13,275)

Ending balance (as restated—see Note 17)	47,411	474	313,662	47,442	(15,663)	(92)	—	345,823

Year Ended December 31, 2002:
Comprehensive income (loss):
Net income (as restated—see Note 17)	—	—	—	13,705	—	—	—	—
Pension adjustment	—	—	—	—	(1,353)	—	—	—
Unrealized gains on forward currency exchange contracts	—	—	—	—	1,427	—	—	—
Translation adjustment	—	—	—	—	20,935	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	34,714
Restricted stock grant	8	—	98	—	—	(98)	—	—
Restricted stock compensation	—	—	—	—	—	71	—	71
Cash dividends ($.28 per share)	—	—	—	(13,277)	—	—	—	(13,277)

Ending balance (as restated—see Note 17)	47,419	474	313,760	47,870	5,346	(119)	—	367,331

Year Ended December 31, 2003:
Comprehensive income (loss):
Net income	—	—	—	11,233	—	—	—	—
Pension adjustment	—	—	—	—	(1,935)	—	—	—
Unrealized losses on forward currency exchange contracts	—	—	—	—	(1,360)	—	—	—
Translation adjustment	—	—	—	—	35,325	—	—	—
Total comprehensive income	—	—	—	—	—	—	—	43,263
Stock incentive expense	—	—	423	—	—	—	—	423
Restricted stock grant	13	—	136	—	—	(136)	—	—
Restricted stock compensation	—	—	—	—	—	98	—	98
Deemed dividend	—	—	—	(621)	—	—	—	(621)
Cash dividends ($.28 per share)	—	—	—	(13,280)	—	—	—	(13,280)

Ending balance	47,432	$474	$314,319	$45,202	$37,376	$(157)	—	$397,214

See accompanying notes to consolidated financial statements.

III-27

Sauer-Danfoss Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2003	2002	2001
(in thousands)		(As restated— see note 17)	(As restated— see note 17)
Cash Flows from Operating Activities:
Net income	$11,233	$13,705	$4,336
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	695	—
Depreciation and amortization	80,377	72,593	69,911
Minority interest and equity income, net	15,405	11,099	7,882
(Increase) decrease in working capital, excluding effects of acquisitions—
Accounts receivable, net	(5,542)	2,763	4,028
Inventories	(7,616)	1,146	11,404
Accounts payable	6,121	2,465	(16,525)
Accrued liabilities	6,188	4,106	322
Other	(10,608)	(10,289)	(14,092)

Net cash provided by operating activities	95,558	98,283	67,266

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(59,991)	(42,278)	(69,697)
Payments for acquisitions, net of cash acquired	(7,202)	(25,084)	(41,510)
Proceeds from sales of property, plant and equipment	2,204	1,090	1,064

Net cash used in investing activities	(64,989)	(66,272)	(110,143)

Cash Flows from Financing Activities:
Net borrowings (repayments) on notes payable and bank overdrafts	1,120	(6,025)	13,126
Net borrowings (repayments) on revolving credit facility	33,018	(45,950)	37,600
Net borrowings (repayments) of long-term debt	(34,200)	40,460	9,546
Payments for debt financing costs	(1,824)	—	—
Cash dividends	(13,280)	(13,277)	(13,275)
Distribution to minority interest partners	(13,667)	(9,625)	(13,500)

Net cash provided by (used in) financing activities	(28,833)	(34,417)	33,497

Effect of Exchange Rate Changes on Cash	953	479	(1,050)

Cash and Cash Equivalents:
Net increase (decrease) during the year	2,689	(1,927)	(10,430)
Beginning balance	12,397	14,324	24,754

Ending balance	$15,086	$12,397	$14,324

Supplemental Cash Flow Disclosures:
Interest paid	$18,581	$20,775	$20,552

Income taxes paid	$12,825	$11,083	$10,044

Supplemental schedule of noncash investing and financing activities:

During 2001, the Company acquired assets of certain distribution operations of the fluid power business of Danfoss A/S in exchange for 2,091 shares of common stock. The consideration paid and allocation is as follows:
Consideration paid:
Common stock issued at fair value	—	—	$18,298
Other liabilities assumed	—	—	6,497

	—	—	$24,795
Allocated to:
Inventory	—	—	$7,248
Accounts receivable	—	—	9,020
Other current assets	—	—	902
Property, plant and equipment	—	—	193
Goodwill and other intangibles	—	—	7,432

	—	—	$24,795

See accompanying notes to consolidated financial statements.

III-28

Sauer-Danfoss Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003, 2002, and 2001

(in thousands, except per share data)

(1) Summary of Significant Accounting Policies:

Basis of Presentation and Principles of Consolidation—

        Sauer-Danfoss Inc., a U.S. Delaware corporation, and subsidiaries (the Company) is a leading international manufacturer of components and integrated hydraulic, electric, and electronic systems that generate, transmit and control power in mobile equipment. The Company's products are used by original equipment manufacturers of mobile equipment, including construction, road building, agricultural, turf care, and specialty vehicle equipment. The Company's products are sold throughout the world either directly or through distributors.

        The consolidated financial statements represent the consolidation of all companies in which the Company has a controlling interest and are stated in accordance with accounting principles generally accepted in the United States of America. The Company records its investment in each unconsolidated affiliated company (generally 20 to 50 percent owned) at its related equity in the net assets of such affiliate. All significant intercompany balances, transactions and profits have been eliminated in the consolidated financial statements.

Use of Estimates—

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Revenue Recognition—

        Net sales are recorded at the time of shipment to customers along with related expenses including estimates for future warranty expense. This is consistent with when the risks and rewards of ownership and title to the product have transferred to the customer.

Cash and Cash Equivalents—

        Cash equivalents are considered by the Company to be all highly liquid instruments purchased with original maturities of three months or less.

Trade Receivables—

        The Company records trade receivables due from its customers at the time sales are recorded in accordance with its revenue recognition policy. The future collectibility of these amounts can be impacted by the Company's collection efforts, the financial stability of its customers, and the general economic

III-29

climate in which it operates. The Company applies a consistent practice of establishing an allowance for accounts that it believes may become uncollectible through reviewing the historical aging of its receivables and by monitoring the financial strength of its customers. If the Company becomes aware of a customer's inability to meet its financial obligations (e.g., where it has filed for bankruptcy), the Company establishes a specific allowance for the potential bad debt to reduce the net recognized receivable to the amount it reasonably believes will be collected. The valuation of trade receivables is performed quarterly.

Inventories—

        Inventories are valued at the lower of cost or market, using various cost methods, and include the cost of material, labor and factory overhead. The percentage of year-end inventory valued under the average cost, first-in, first-out (FIFO), and last-in, first-out (LIFO) methods was 54%, 28%, and 18%, respectively, for 2003 and 55%, 28%, and 17%, respectively, for 2002.

Property, Plant and Equipment and Depreciation—

        Property, plant and equipment are stated at historical cost, net of accumulated depreciation. Depreciation is generally computed using the straight-line method for building equipment and buildings over 10 to 37 years and for machinery and equipment over 3 to 8 years (3 to 12 years for additions in 1999 and prior). Additions and improvements that substantially extend the useful life of a particular asset are capitalized. Repair and maintenance costs ($22,390, $20,264 and $22,012 in 2003, 2002, and 2001, respectively) are charged to expense. When property, plant and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the consolidated statements of income.

Goodwill and Other Intangible Assets—

        Goodwill and other intangibles represent the excess of the purchase price over the estimated fair values of net tangible assets acquired in the purchase of businesses. Prior to 2002, goodwill and other intangibles were being amortized on a straight-line basis over periods ranging from 2 to 40 years or the specific remaining identifiable life on a straight-line basis. Beginning in 2002 with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, the Company no longer amortizes goodwill and will write down goodwill only for impairments. Other intangibles with remaining identifiable lives will continue to be amortized as they have been in the past. Refer to Note 3 for a summary of activity in

III-30

goodwill for 2003 and 2002. The following table details the components of the other intangible assets balances at December 31, 2003 and 2002:

	Trade Name	Technology	Customer Relationships	Other	Total
December 31, 2003
Cost	$19,000	$11,358	$7,271	$6,272	$43,901
Accumulated amortization	1,629	2,254	433	4,320	8,636

Other intangible assets, net	$17,371	$9,104	$6,838	$1,952	$35,265

December 31, 2002
Cost	$19,000	$10,700	$500	$4,623	$34,823
Accumulated amortization	1,086	1,426	34	4,003	6,549

Other intangible assets, net	$17,914	$9,274	$466	$620	$28,274

        Amortization of other intangibles was $2,793 and $3,642 in 2003 and 2002, respectively. Amortization of goodwill and other intangibles was $6,946 for 2001. Amortization expense is expected to be approximately $2,500 for each of the next three years, $2,300 in 2007 and $1,700 in 2008.

Product Warranty—

        The Company warrants its various products over differing periods depending upon the type of product and application. Consequently, the Company records warranty liabilities for the estimated costs that may be incurred under its basic warranty based on past trends of actual warranty claims compared to the actual sales levels to which those claims apply. These liabilities are accrued at the time the sales of the products are recorded. Factors that affect the Company's warranty liability include the number of units in the field currently under warranty, historical and anticipated rates of warranty claims on those units and the cost per claim to satisfy the Company's warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company's estimated warranty obligation. Each quarter, the Company reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

        In addition to its normal warranty liability, the Company, from time to time in the normal course of business, incurs costs to repair or replace defective products with a specific customer or group of customers. The Company refers to these as field recalls and in these instances, the Company records a specific provision for the expected costs it will incur to repair or replace these products utilizing information from customers and internal information regarding the specific cost of materials and labor. Due to the sporadic and infrequent nature of field recalls, and the potential for a range of costs associated

III-31

with field recalls, the Company cannot accurately estimate these costs at the time the products are sold. Therefore, these costs are recorded at the time information becomes known to the Company. As the field recalls are carried out, the Company relieves the specific liability related to that field recall. These specific field recall liabilities are reviewed on a quarterly basis, if not more frequently. The following table presents the activity in the accrued warranty and field recall accounts for the years ended December 31, 2003 and 2002:

	Year Ended December 31,
	2003	2002
Balance at January 1	$14,242	$8,472
Amounts assumed in acquisition	—	434
Charged to costs and expenses	8,757	7,482
Settlement of warranty and field recall claims	(6,979)	(2,763)
Effect of exchange rate changes	1,176	617

Balance at December 31	$17,196	$14,242

Impairment of Long-Lived Assets and Assets to be Disposed Of—

        Consistent with the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically assesses whether events or circumstances have occurred that may indicate the carrying value of its long-lived tangible and intangible assets may not be recoverable. The carrying value of long-lived tangible and intangible assets to be held and used is evaluated based on the expected future undiscounted operating cash flows. When events or circumstances indicate the carrying value of an asset is impaired, the Company recognizes an impairment loss to the extent that the carrying value of the assets exceeds the fair value of the assets. Refer to Note 6 for discussion of the $1,500 impairment charge recorded in 2003.

Income Taxes—

        The provision for income taxes has been determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities, net operating loss carryforwards, and tax credits and are adjusted for

III-32

changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Income Per Share—

        Basic net income per common share is based on the weighted average number of common shares outstanding in each year. Diluted net income per common share assumes that outstanding common shares were increased by shares issuable upon exercise of restricted stock shares, which have no exercise price.

Fair Value of Financial Instruments—

        Fair value estimates, methods, and assumptions are set forth below.

        The carrying values of cash and cash equivalents, accounts and other receivables, notes payable and bank overdrafts, and accounts payable approximates fair value because of the short-term nature of these instruments.

        The fair value of long-term debt is calculated by discounting scheduled cash flows through maturity using estimated market discount rates. The discount rate is estimated using the rates currently offered for long-term debt of similar remaining maturities. At December 31, 2003, the Company estimated the fair value of its long-term debt, including amounts due within one year, at $295,686 compared to its carrying value of $289,998. The estimated fair value of long term debt at December 31, 2002 was $266,998 compared to its carrying value of $262,283. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Translation of Foreign Currencies—

        Assets and liabilities of consolidated foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the end of each period, while revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are included in stockholders' equity. Gains or losses on transactions denominated in foreign currencies and the related tax effects are reflected in the consolidated statements of income. Due to changes in translation rates between periods, comparisons of balances and revenue and expense activity between periods may not be meaningful.

Derivatives and Hedging—

        During 2002, the Company entered into a foreign currency hedge contract to protect against the effects of foreign currency fluctuations for a loan to the U.S. holding company from a Danish bank

III-33

denominated in euros. At December 31, 2003, the notional amount of this hedge was 25,350 euros and it expires in January, 2005. The mark-to-market gain or loss due to currency fluctuations on both the loan and the currency contract are reported in Other Income (Expense) in the Consolidated Statements of Income.

New Accounting Principles—

        In 2003 the Company adopted, SFAS No. 146, "Accounting for the Costs Associated with Exit or Disposal Activities" which requires companies to recognize liabilities and costs associated with exit or disposal activities when they are incurred, rather than when management commits to a plan to exit an activity. In 2003 the Company relocated the operations of certain production facilities and began to restructure its sales and distribution operations in Europe. Certain costs incurred related to these restructurings were accounted for in accordance with SFAS No. 146. Other costs, such as postemployment benefits and fixed asset disposals, were accounted for in accordance with accounting standards which were not modified by the issuance of SFAS No. 146.

        The Company also adopted SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" in 2003. SFAS No. 148, which amended SFAS No. 123, provides alternative methods of transition for companies that voluntarily change to the fair value based method of accounting for stock-based compensation. In particular, SFAS No. 148 allows entities that adopt the recognition provisions of SFAS No. 123 for stock-based compensation in a fiscal year beginning before December 16, 2003 to use one of three methods for application. The Company adopted the recognition provisions of SFAS No. 123 as of January 1, 2003 using the fair-value method. In accordance with SFAS No. 148, the Company has selected the prospective method of reporting this change in accounting principle, which allows the Company to apply the recognition provisions to all employee awards granted, modified or settled after January 1, 2003.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires companies to classify certain financial instruments as liabilities that may previously have been classified as equity. The Company adopted SFAS No. 150 in 2003 and reviewed all joint venture agreements which may require different accounting treatment under SFAS No. 150 than previously adopted. The Company has a limited partnership agreement which indicates a termination date of December 31, 2035. This entity is consolidated in the Company's financial statements. The agreement indicates that if the partnership were to terminate the assets would be distributed in accordance with the balance of the capital accounts. If the limited partnership were to terminate the Company estimates approximately $60,000 would be distributed to the minority interest owner.

III-34

        Effective January 1, 2002 the Company adopted SFAS No. 141, "Business Combinations," which requires the purchase method of accounting be used for all business combinations, and SFAS No. 142, "Goodwill and Other Intangible Assets", which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment anually. In connection with the adoption of SFAS No. 142, the Company reclassified $6,091 of "Established Workforce" from other intangibles into goodwill and performed an evaluation of goodwill as of January 1, 2002. The results of this evaluation indicated that goodwill related to the open circuit reporting unit within the Work Function segment was impaired. The performance of this reporting unit has not met management's original expectations, primarily due to economic factors and the competitive nature of this commodity-type product. The Company measured the amount of impairment based on a comparison of the fair value to its carrying value. Fair value was determined using a discounted cash flow methodology by applying an appropriate weighted average cost of capital, and cost methodology. The Company recognized a $695 noncash after-tax charge as a cumulative effect of change in accounting principle for the write-off of goodwill related to the open circuit reporting unit. The Company expects the performance of the open circuit business to improve over the next few years as a result of product rationalization and the moving of manufacturing into lower-cost countries. The Company remains committed to this business. Refer to Note 3 for a summary of changes in goodwill during 2002 and 2003. During the first quarter of both 2004 and 2003, the Company completed its annual test for potential goodwill impairment consistent with the methodology applied upon adoption in 2002. No additional impairment was indicated as a result of either test.

        The FASB issued Interpretation (FIN) No. 46R, "Consolidation of Variable Interest Entities" in December 2003, which requires variable interest entities to be consolidated by the party determined to be the primary beneficiary. A primary beneficiary of a variable interest entity (VIE) is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding the variable interest. The effective date for the adoption of FIN No. 46R for interests in VIEs created prior to February 1, 2003 is the end of the first quarter, 2004. The adoption of FIN No. 46R is not expected to have a significant effect the Company's financial position or net income. The effective date for new VIEs created after January 31, 2003 was immediate and the adoption had no effect on the Company's financial statements.

        In January 2004 the FASB issued Staff Position (FSP) 106-1 "Accounting and Disclosure Requirments Related to the Medicare Prescription Drug Improvement and Modernizaton Act of 2003" (the Act). The FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act, which the Company has elected to do. Any measure of the accumulated postretirement benefit liability or net periodic postretirement benefit cost in the financial statements or Note 9 does not reflect the impact of the Act on the plans. At this time,

III-35

specific authoritative guidance on the accounting for the federal subsidy provided by the Act is pending and that guidance could require the Company to modify previously reported information, however the Company does not expect the Act to have a significant effect on its financial statements.

Reclassifications—

        Certain previously reported amounts have been reclassified to conform to the current period presentation.

(2) Business Ventures:

        On December 30, 1996, the German Holding Company and ZTS, a.s. formed a business venture organized as a Slovakian corporation under the name Sauer ZTS, a.s. The German Holding Company contributed approximately $5,800 of cash and technology for a 65% interest in Sauer ZTS, a.s. During 1998, the Company contributed an additional $693 to increase its interest in Sauer ZTS, a.s. to 87.8%. During 2000, the Company contributed $138 to increase its interest in Sauer ZTS, a.s. to 88.4%. During 2001, the Company contributed $1,491 to increase its interest in Sauer ZTS, a.s. to 89.6% and changed the name of the company to Sauer-Danfoss (Dubnica) a.s. During 2002, the Company contributed $879 to purchase the remaining interest in Sauer-Danfoss (Dubnica) a.s. The principal business of Sauer-Danfoss (Dubnica) a.s. is the manufacture of high power hydrostatic transmissions. As of December 31, 2003 the Company has merged Sauer-Danfoss (Dubnica) a.s. with two of its other wholly-owned Slovakian subsidiaries to form Sauer-Danfoss a.s. The Company has consolidated Sauer-Danfoss a.s. into its consolidated financial statements.

        On September 27, 2001, the Company completed the transaction with Daikin Industries, Ltd. to establish two joint venture companies. The two companies, a sales company and a manufacturing company, operate as part of the Company's global organization covering the Asia-Pacific region. The Company owns 65% of the sales company and 45% of the manufacturing company. Accordingly, the Company consolidates the sales company, and accounts for the manufacturing company under the equity method.

        Effective April 1, 2001, the Company entered into an agreement with Topcon Laser Systems, Inc. to create a new joint venture company called TSD Integrated Controls LLC (TSD), which focuses on the development and marketing of electronic systems used to control the work functions of vehicles. TSD operates out of the Company's Minneapolis, Minnesota, facility and out of a facility in Pleasanton, California. The Company owns 50.1% of TSD and consolidates TSD into its consolidated financial statements.

III-36

(3) Business Combinations:

        During the second quarter 2003, the Company exercised its option to acquire an additional 40% of the outstanding shares of Comatrol S.p.A for approximately $10,300. The Company acquired Comatrol, located in Reggio Emilia, Italy, with 100 employees and approximately $22,000 in annual sales, for its development technology. The Company has consolidated the financial results of Comatrol since April 2003. Prior to purchasing the controlling interest in Comatrol, the Company accounted for the results of its 45% ownership interest, acquired for approximately $8,400 in the first quarter 2002, under the equity method of accounting. The combined transactions resulted in $9,431 of goodwill. In addition, values of $3,427 and $592 were assigned to customer relationships and process technology, respectively, which are being amortized over five and four years, respectively. The Company has the option to acquire the remaining ownership interest (15%) in Comatrol for approximately 3,700 euros; using an exchange rate of 0.7950 euros to the U.S. dollar at December 31, 2003 this equates to $4,654. The option period runs from April 1, 2004 through April 30, 2004. Should the Company not elect to exercise this option, the minority owners of Comatrol could exercise their option requiring the Company to acquire the remaining 15% of Comatrol for the amount disclosed above. This put option period runs from May 1, 2004 through May 31, 2004. Should the sellers not exercise their put option by May 31, 2004 all options will lapse and the Company will not be required to purchase any additional ownership interest in Comatrol.

        During the second quarter 2002, the Company acquired the assets of the low-voltage motor business of Thrige Electric to acquire development technology. The acquisition was an all cash transaction of approximately $17,400 and included factories in Odense, Denmark, Berching, Germany, and Kaiserslautern, Germany. Thrige Electric is engaged in the production of low-voltage motors and integrated pump, steering or drive units used primarily in mobile machines in the material handling market. Thrige Electric has approximately 450 employees and annual sales of approximately $50,000. The Company owns 100% of the Thrige Electric operations and has consolidated the financial results of this business since the date of acquisition. The transaction resulted in $8,291 of goodwill being recognized in 2002. The Company completed the allocation of the purchase price in 2003, resulting in $2,554 being reclassified from goodwill to customer relationships, which is being amortized over fifteen years and is classified with other intangible assets.

III-37

        The changes in the carrying amount of goodwill for the years ended December 31, 2002 and 2003 are as follows:

	Propel Segment	Work Function Segment	Controls Segment	Total
Balance as of January 1, 2002	$28,485	$17,718	$42,704	$88,907
Reclassification of established workforce	2,725	1,609	1,757	6,091
Goodwill acquired during period	—	—	8,291	8,291
Impairment losses	—	(695)	—	(695)
Translation adjustment	820	489	1,385	2,694

Balance as of December 31, 2002	32,030	19,121	54,137	105,288
Goodwill acquired during period	—	—	9,431	9,431
Reclassify goodwill to other intangible assets	—	—	(2,554)	(2,554)
Translation adjustment	2,139	1,277	4,073	7,489

Balance as of December 31, 2003	$34,169	$20,398	$65,087	$119,654

(4) Restructuring Charges:

        During 2003, the Company relocated the operations of its Sturtevant, Wisconsin, and West Branch, Iowa, locations to other existing facilities and outsourced certain processes to reduce costs and increase efficiencies. The Company has also begun to restructure its European sales, marketing, and distribution operations. The following table summarizes the restructuring charges incurred in 2003:

	Sturtevant, Wisconsin	West Branch, Iowa	European Sales Operations
Employee termination costs	$274	$589	$1,195
Employee retraining & relocation costs	—	237	62
Property and equipment impairment and loss on disposal	373	3,506	—
Equipment relocation costs	936	591	—
Repayment of Job Training Grant	—	214	—
Other costs	46	869	64

Total	$1,629	$6,006	$1,321

III-38

        The cost for restructuring in 2003 totaled $8,956 consisting of $3,281, $1,796, and $3,879 included in costs of sales, selling, general and administrative expenses, and loss on disposal of fixed assets, respectively. The costs related to the Sturtevant and West Branch restructurings are included in the Work Function segment. The charges related to the European sales and distribution restructuring are allocated to all segments.

        The Sturtevant relocation was completed in June 2003. The West Branch relocation is expected to be completed in early 2004. Future costs expected to be incurred related to the West Branch relocation are primarily related to remaining employee and equipment moving charges and are estimated to be approximately $700. The Company continues to analyze the details of its European sales operations restructuring and has not yet committed to a specific action plan.

(5) Inventories:

        The composition of inventories is as follows:

	December 31,
	2003	2002
Raw materials	$73,311	$60,143
Work in process	38,862	30,662
Finished goods and parts	95,781	82,841
LIFO allowance	(9,084)	(8,960)

Total	$198,870	$164,686

III-39

(6) Property, Plant and Equipment and Property Held for Disposal:

        The cost and related accumulated depreciation of property, plant and equipment are summarized as follows:

	December 31,
	2003	2002 (1)
Cost—
Land and improvements	$13,547	$13,663
Buildings and improvements	107,646	101,914
Machinery and equipment	938,069	842,143
Construction in progress	33,342	34,207
Plant and equipment under capital leases	16,519	13,935

Total cost	1,109,123	1,005,862
Less—accumulated depreciation	(656,210)	(570,760)

Net property, plant and equipment	$452,913	$435,102

(1)
As restated—see note 17.

        Depreciation expense for 2003, 2002, and 2001 was $77,584, $68,951, and $62,965, respectively.

        In connection with the West Branch relocation discussed in Note 4 the Company intends to sell the land and building at that location. The Company obtained an independent third-party appraisal that resulted in recording an impairment charge of approximately $1,500 in 2003. This charge is included in the total loss on disposal of fixed assets on the Consolidated Statements of Income. At December 31, 2003 the building is included in property, plant and equipment of the Work Function segment but will be reclassified to property held for sale in 2004 when all operations have been relocated from the property.

        During 2001, the Company closed a manufacturing facility in Racine, Wisconsin, as part of a restructuring related to an acquisition. An independent third-party appraisal was obtained in 2000 and the Company adjusted the carrying value of the facility to $6,900 based on the results of the valuation. An appraisal perfomed in 2003 indicated a value in excess of the current carrying value. The Company also has an undeveloped piece of land in Brooklyn Park, Minnesota, which is classified as held for sale and has a carrying value of approximately $3,000. These two properties are classified as current assets on the Consolidated Balance Sheets at December 31, 2003 and are included in Global Services for segment reporting. The Racine facility was classified as a current asset at December 31, 2002 also. The Company is actively pursuing offers to sell these properties, but as of December 31, 2003, no formal offers had been received. Based upon its most recent analysis, the Company believes that no further impairments existed at December 31, 2003.

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(7) Long-Term Debt:

        Long-term debt consisted of the following:

	December 31,
	2003	2002
Multicurrency Revolving Credit Facility	$55,068	$—
U.S. Revolving Credit Facility	—	22,050
U.S. 1997 Senior Notes, due through 2007	16,000	19,000
U.S. 2000 Senior Notes, due through 2010	35,000	35,000
U.S. Industrial Development Revenue Bonds, due in 2004	8,530	8,530
German Long-Term Bank Facilities maturing through 2018	32,975	52,992
Danish Long-Term Bank Facilities, due through 2006	135,602	114,102
Other borrowings	6,823	10,609

Total debt	289,998	262,283
Less—long-term debt due within one year	(159,590)	(27,085)

Long-term debt	$130,408	$235,198

        The Company entered into a new multicurrency revolving credit facility in September, 2003 which permits unsecured borrowings up to $250,000 through September, 2006. The proceeds from the new facility were used to repay the outstanding borrowings on the U.S. revolving credit facility and certain other borrowings. Debt issuance costs of approximately $1,800 were capitalized and are being amortized to interest expense over the three-year term of the facility. Borrowings under the agreement bear interest equal to the relevant interbank offering rate plus a margin ranging from 0.65% to 1.65% (1.15% at December 31, 2003), depending on the Company's ratio of net debt to EBITDA, as defined. The weighted average interest rate on outstanding borrowings under the multicurrency revolving credit facility was approximately 2.8% at December 31, 2003. The Company is required to pay a commitment fee on the unused portion of this credit facility. As of December 31, 2003, this fee was 0.52% and the Company had incurred $288 of expense in 2003 as a result of this commitment fee.

        Under the revolving credit agreement, the Company has the option to set up ancillary facilities with syndicate bank members. As of December 31, 2003, $29,787 was borrowed under these ancillary facilities and is included in the notes payable and bank overdrafts balance of $65,453 at December 31, 2003. The facility includes a material adverse change clause. This clause, combined with the rollover of borrowings for intervals less than 360 days, requires all borrowings under the facility, including the ancillary facilities, to be classified as current. The agreement also contains financial covenants relating to the Company's EBITDA to net interest expense and net debt to EBITDA, as defined. The Company was in compliance with the covenants at December 31, 2003.

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        On December 15, 1997, the Company issued $25,000 of 6.68% Senior Notes (1997 Senior Notes), of which $16,000 remains outstanding at December 31, 2003. The 1997 Senior Notes have remaining annual repayments from December 15, 2004, through December 15, 2007. The 1997 Senior Notes contain certain restrictions and require the maintenance of minimum tangible net worth and maximum leverage, as defined. At December 31, 2003, the Company was in compliance with these requirements.

        On October 1, 2000, the Company issued $35,000 of 8.07% Senior Notes (2000 Senior Notes). The 2000 Senior Notes have scheduled annual payments starting on September 30, 2008, through September 30, 2010. The 2000 Senior Notes contain certain restrictions and require the maintenance of certain financial ratios that are similar to the 1997 Senior Notes. At December 31, 2003, the Company was in compliance with these requirements.

        On May 1, 1996, the Company issued $9,000 of Industrial Development Revenue Bonds (Bonds) in connection with the construction of the West Branch, Iowa facility, of which $8,530 remains outstanding. The Bonds are at variable interest rates. At December 31, 2003 and 2002, the interest rate on the bonds was 1.20% and 1.60%, respectively. The Bonds are secured by a bank letter of credit, which expires on May 22, 2004. Consequently, the Bonds are classified as current and the Company anticipates repaying the remaining amount outstanding in 2004. The Bonds contain certain covenants similar to those included in the Senior Notes. At December 31, 2003, the Company was in compliance with these requirements.

        The German Long-Term Bank Facilities represent a series of long-term bank facilities, with an aggregate principal of $32,975 outstanding at December 31, 2003. Interest on these facilities may be either fixed or variable depending on the individual loan. Interest rates range from 2.6% to 6.6% at December 31, 2003. These facilities contain a variety of repayment schedules and have final maturities ranging from December 2004 through June 2018.

        The Danish Long-Term Bank Facilities represent a series of long-term bank facilities, with an aggregate principal of $135,602 outstanding at December 31, 2003. The Danish Long-Term Facilities require the Company to maintain certain minimum levels of profitability and equity, as defined. The Company was in compliance with the requirements at December 31, 2003. At December 31, 2003 the interest rate charged on this facility ranges from 4.85% to 5.15%.

        Payments required to be made on long-term debt outstanding as of December 31, 2003, during the years ending 2004 through 2008 and for years thereafter, are $159,590, $58,204, $12,396, $11,254 $17,209, and $31,345, respectively.

        The Company also maintains revolving credit facilities, notes payable and bankers' acceptances for its European and other operations. At December 31, 2003, accounts receivable, inventories, property, plant,

III-42

machinery and equipment in the amount of $12,674 were pledged as collateral under these European and other operations credit facilities.

(8) Pension Benefits:

        The Company has noncontributory defined benefit plans covering a significant number of its employees. The benefits under these plans are based primarily on years of service and compensation levels. The Company's funding policy outside of Germany is to contribute annually an amount that falls within the range determined to be deductible for income tax purposes. The net pension liabilities reflected in the accompanying consolidated balance sheets result principally from unfunded pension plans of the Company's operations in Germany, where it is common practice to fund pension obligations at the time payments are made to retirees, and the unfunded portion of the U.S. plan. The measurements for the U.S. pension plan were performed using December 31, 2003 and 2002 data.

        Pension expense for 2003, 2002, and 2001 for these defined benefit plans consists of the following components:

	December 31,
	2003	2002	2001
Service cost	$4,001	$3,538	$3,240
Interest cost	9,054	7,919	7,151
Expected return on plan assets	(6,811)	(6,824)	(6,945)
Amortization of prior service cost	657	562	592
Amortization of net loss	630	267	132
Amortization of transition obligation	—	—	(251)

Net periodic pension expense	$7,531	$5,462	$3,919

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        The following table sets forth the plans' funded status as of the respective balance sheet dates:

	December 31,
	2003	2002
Benefit obligation at January 1	$(141,676)	$(113,703)
Service cost	(4,001)	(3,538)
Interest cost	(9,054)	(7,919)
Benefit obligation assumed by acquisition	—	(1,140)
Plan participant contributions	(479)	(329)
Plan amendments	—	(1,276)
Actuarial loss	(10,485)	(12,592)
Benefit payments	9,334	5,668
Effect of exchange rate changes	(9,175)	(6,847)

Benefit obligation at December 31	(165,536)	(141,676)

Reconciliation of fair value of plan assets
Fair value of plan assets at January 1	83,668	89,502
Actual return on plan assets	13,627	(4,756)
Employer contributions	8,295	1,109
Effect of exchange rate changes	2,956	2,547
Plan participants' contributions	479	329
Benefit payments	(8,137)	(5,063)

Fair value of plan assets at December 31	100,888	83,668

Funded status at December 31	(64,648)	(58,008)
Unrecognized prior service cost	24,464	20,239
Unrecognized actuarial (gain) loss	3,792	5,026

Net amount recognized	$(36,392)	$(32,743)

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        Amounts recognized in the balance sheet as of:

	December 31,
	2003	2002
Long-term pension liability, net (1)	$(35,579)	$(36,364)
Current pension liability	(7,258)	(2,147)
Intangible asset	2,394	2,999
Accumulated other comprehensive income	4,051	2,769

Net amount recognized	$(36,392)	$(32,743)

(1)
The fair value of plan assets exceed the benefit obligation by $6,358 in 2003 and $6,383 in 2002 for the U.K. plan.

        Significant assumptions used in determining pension expense and related pension obligations are as follows:

	December 31,
	2003	2002	2001
Discount rates—
United States	6.25%	7.0%	7.5%
Germany	5.3-6.0	5.8-6.5	6.5
United Kingdom	5.5	5.5	5.8
Rates of increase in compensation levels—
United States	3.5	4.5	4.5
Germany	2.5	2.5	2.5
United Kingdom	4.0	3.5	3.8
Expected long-term rate of return on assets—
United States	8.5	8.5	8.5
United Kingdom	6.0	6.5	6.8

        The target asset allocation for the U.S. pension assets, on average, is 60% in equity securities and 40% in fixed income securities. This allocation is expected to earn an average annual rate of return of approximately 8.5% measured over a planning horizon of twenty years with reasonable and acceptable levels of risk. This expected level will be obtained, with an allowance for expenses, and cash investments, if equity securities realize an average annual return of 11% and fixed income securities produce an average annual yield of 6%. The target asset allocation for the U.K. pension assets, on average, is 56% in equity

III-45

securities, 43% in fixed income securities and 1% in cash. This allocation is expected to earn an average annual rate of return of approximately 6.0%.

        The weighted average asset allocations by asset category for the U.S. and U.K. pension plans at December 31 are as follows:

	U.S. Plan		U.K. Plan
	2003	2002	2003	2002
Equity securities	50%	60%	60%	58
Debt securities	46	39	39	41
Other	4	1	1	1

Total	100%	100%	100%	100%

        At December 31, 2003 the weighted average asset allocation for the U.K. pension plan was 60%, 39%, and 1% in equity securities, debt securities, and other, respectively. The Company plans to contribute approximately $7,000 and $930 to the U.S and U.K. pension plans, respectively, in 2004.

(9) Postretirement Benefits Other than Pensions:

        The Company provides health benefits for certain retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions that include certain age and service requirements. Health benefits for retirees of non-U.S. operations, where applicable, are provided through government-sponsored plans to which contributions by the Company are required. The health benefit plans covering certain groups of U.S. employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. The Company does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

        The components of the postretirement benefit expense of the Company-sponsored plans for 2003, 2002, and 2001 were as follows:

	2003	2002	2001
Service cost	$539	$528	$438
Interest cost	1,636	1,476	1,258
Net deferral and amortization	322	158	24

Postretirement benefit expense	$2,497	$2,162	$1,720

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        The funded status of the Company-sponsored plans was as follows:

	December 31,
	2003	2002
Reconciliation of benefit obligation:
Accumulated postretirement benefit liability at January 1	$(22,306)	$(19,368)
Service cost	(539)	(528)
Interest cost	(1,636)	(1,476)
Actuarial gain (loss)	(4,167)	(2,626)
Benefit payments	1,495	1,692

Accumulated postretirement benefit liability at December 31	(27,153)	(22,306)

Reconciliation of fair value of plan assets:
Fair value of plan assets at January 1	—	—
Employer contributions	1,495	1,692
Benefit payments	(1,495)	(1,692)

Fair value of plan assets at December 31	—	—

Funded status	(27,153)	(22,306)
Unrecognized actuarial loss	9,374	5,524

Postretirement benefit liability	$(17,779)	$(16,782)

        The assumed weighted average annual rate of increase in the per capita cost of medical benefits is 10.0% for 2004 and is assumed to decrease ratably in 2005 through 2009 and remain level at 4.5% thereafter.

        U.S. employees retiring after March 1, 1993, and hired prior to January 1, 1993, will receive the standard health benefits up to age 65 and then will be eligible for a Medicare reimbursement allowance based on years of service. U.S. employees hired after January 1, 1993, will only be eligible after age 65 for a Medicare reimbursement allowance based on years of service.

        A one percent increase or decrease in the annual health care trend rates would have increased or decreased the accumulated postretirement benefit obligation at December 31, 2003, by $2,294, and increased or decreased postretirement benefit expense for 2003 by $259. The weighted average discount rate used to estimate the accumulated postretirement benefit obligation was 6.25%, 7.0%, and 7.5% for 2003, 2002, and 2001, respectively.

III-47

        The Company also maintains the Sauer-Danfoss Employees' Savings Plan and the Sauer-Danfoss LaSalle Factory Employee Savings Plan for eligible employees. Company contributions include both base and matching amounts. The Company contributed approximately $1,900, $1,800, and $1,600 to these plans in 2003, 2002, and 2001, respectively.

(10) Income Taxes:

        The Company's income (loss) before income taxes is as follows:

	Years Ended December 31,
	2003	2002 (1)	2001 (1)
United States	$(26,545)	$(2,556)	$(8,751)
European and other	37,304	23,478	15,703

Total	$10,759	$20,922	$6,952

(1)
As restated—see Note 17.

        The Company's primary German operation is treated as a flow-through entity for United States tax purposes. The above analysis of pretax income and the following analysis of the income tax provision by taxing jurisdiction are therefore not directly related.

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        The benefit (expense) for income taxes by taxing jurisdiction location is as follows:

	Years Ended December 31,
	2003	2002 (1)	2001 (1)
Current:
United States
Federal	$—	$424	$6,009
State	—	(966)	1,026
European and other	(8,403)	(9,498)	(8,405)

Total current	(8,403)	(10,040)	(1,370)

Deferred:
United States
Federal	6,519	1,744	(1,905)
State	1,179	278	(576)
European and other	1,179	801	1,235

Total deferred	8,877	2,823	(1,246)

Total income tax benefit (expense)	$474	$(7,217)	$(2,616)

(1)
As restated—see Note 17.

III-49

        A reconciliation of the U.S. statutory tax rate and effective income tax rate based on the Company's income before income taxes is as follows:

	Years Ended December 31,
	2003 (1)	2002 (1)	2001
U.S. statutory tax rate	35.0%	35.0%	35.0%
Deferred tax benefit not previously recognized	(17.5)	—	(18.2)
Goodwill and nondeductible expenses	—	2.1	16.5
European and Asian locations' losses not tax benefited	3.9	1.8	14.3
Taxes on foreign locations' income at rates which differ from the U.S. rate	(13.7)	(8.4)	(7.5)
State income taxes	(11.0)	1.9	(2.9)
Other	(1.2)	2.1	0.4

Effective income tax rate	(4.5)%	34.5%	37.6%

(1)
As restated—see Note 17.

III-50

        The components of the Company's net deferred tax assets and liabilities, determined on a jurisdictional and entity basis, are attributable to the following:

	December 31,
	2003		2002
	Assets	Liabilities	Assets	Liabilities (1)
Tax loss and tax credit carryforwards	$41,066	$—	$25,417	$—
Internal Revenue Code Section 743 and other tax basis step-ups	1,495	—	2,205	—
Deferred compensation, post-retirement medical and accrued pension benefits	11,827	(1,909)	3,715	7,729
Fixed asset basis differences	128	(42,694)	2,438	(41,009)
Inventory and warranty accruals	8,187	(1,304)	10,649	(1,031)
Intangible asset fair market value step-up	—	(7,781)	—	(9,679)
Other items	8,796	(2,438)	4,148	(334)

Gross deferred tax assets/liabilities	71,499	(56,126)	48,572	(44,324)
Valuation allowance	(25,076)	—	(23,648)	—

Net deferred tax assets/liabilities	46,423	(56,126)	24,924	(44,324)
Less-current portion	(7,165)	—	(6,853)	—

Net deferred tax assets/liabilities, long-term	$39,258	$(56,126)	$18,071	$(44,324)

(1)
As restated—see Note 17.

        For the years ended December 31, 2003 and 2002, the valuation allowance increased by $1,428 and $916, respectively. The increases stem primarily from valuation allowances established against foreign tax credits generated. Of the U.S. net operating losses, $56,106 was acquired in acquisition; therefore IRC Section 382 will limit the amount of loss that may be used to offset future taxable income in any one year. To the extent the unrecognized tax benefit of certain acquired net operating loss carryforwards are recognized in the future, the tax benefits of such recognition will reduce goodwill. At December 31, 2003 and 2002, approximately $16,956 and $17,312 of the valuation allowance related to the acquired net operating loss carryforwards. See further discussion of the tax return carryforwards below.

        As of December 31, 2003 and 2002, the Company had not provided U.S. federal income taxes on $149,247 and $94,571 of undistributed earnings recorded by certain subsidiaries outside the United States since these earnings were deemed permanently invested. Although it is not practicable to determine the deferred tax liability on the unremitted earnings, foreign tax credits would be available to reduce U.S. tax liability if these foreign earnings were remitted.

III-51

        The Company had the following tax return carryforwards available to offset future years' taxable income at December 31, 2003:

	Amount	Expiration Dates
German net operating losses	$74,707	None
U.S. net operating losses	$84,023	2004—2023
Other foreign net operating losses	$10,266	2004—2013
Foreign tax credits (available to offset U.S. taxes)	$8,539	2005—2008

        The German net operating losses reflected above have reduced U.S. income taxes in prior years due to the treatment of the Company's primary German operations as a flow-through entity for U.S. tax purposes. Accordingly, no net deferred tax asset has been established for the German loss carryforwards.

        The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during (i) the years in which temporary differences reverse and (ii) the years prior to the expiration of net operating loss and credit carryforwards. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on these factors, management believes it is more likely than not that the Company will realize benefits of the net deferred tax assets as of December 31, 2003.

        The Internal Revenue Service (IRS) has audited the Company's federal income tax returns for years 1997 through 2001. The Company received notices of proposed tax adjustments for those years and filed appeals in response to those IRS notices. Final proposed adjustments have been received for these years. Although the outcome of such appeals cannot be predicted with certainty and no assurances can be given with respect to such appeals, the Company believes that the ultimate outcome of the audit will not have a materially adverse effect on its results of operations, liquidity or financial position.

(11) Minority Interests:

        Minority interest in net assets and income reflected in the accompanying consolidated financial statements consists of:

  a)
  A 40% minority interest held by Agri-Fab, Inc. in Hydro-Gear Limited Partnership, a U.S. limited partnership, for 2003, 2002 and 2001.

  b)
  A 40% minority interest held by Shanghai Hydraulics and Pneumatics in Sauer Shanghai Hydraulic Transmission Co., Ltd., a Chinese equity business venture for 2003, 2002, and 2001.

  c)
  A minority interest held by ZTS, a.s. in Sauer-Danfoss (Dubnica) a.s., a Slovakian corporation, equal to 10.4% for 2001.

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  d)
  A 35% minority interest held by Daikin Industries Ltd. in Sauer-Danfoss-Daikin, Ltd., a Japanese corporation, since October 1, 2001.

  e)
  A 49.9% minority interest held by Topcon Laser Systems in TSD Integrated Controls LLC, a U.S. limited partnership, since April 1, 2001.

  f)
  A 15% minority interest held by Mr. Mose Natale Arduini in Comatrol S.p.A., an Italian corporation, since April 10, 2003.

        The following tables set forth the components of minority interest in the consolidated balance sheets:

	December 31,
	2003	2002
Hydro-Gear Limited Partnership	$22,250	$21,739
Sauer Shanghai Hydraulic Transmission Company	2,310	3,621
Sauer-Danfoss-Daikin, Ltd.	5,270	1,362
TSD Integrated Controls LLC	542	396
Comatrol S.p.A.	1,981	—

Total	$32,353	$27,118

        Until May 3, 2000, the Company was the general partner and 80% owner of the German Operating Company. The Murmann Limited Partners had certain rights, which included an annual cash payment equal to 7.6% of the income of Sauer Inc. and subsidiaries before taxes and the Murmann Limited Partnership Interests and the right to consent to certain actions of the German Operating Company. However, the Company had the right to elect by the action of its independent directors or the holders of its common stock other than the Murmann family to terminate the Murmann Limited Partnership Interests in exchange for 2,250 shares of common stock of Sauer Inc. As such, the Company controlled and consolidated the German Operating Company.

        As a result of the Danfoss Fluid Power acquisition, the Company elected, by the action of its independent directors, to terminate the limited partnership interests. Pursuant to the terms of the agreement creating the limited partnership, in exchange for the termination of the limited partnership interests, the Company issued 2,250 shares of its common stock and paid the balance of the current accounts of the Limited Partners of $3,873. The difference between the fair market value of the shares issued and the historical basis of the limited partnership interest was considered to be a deemed dividend of $17,337 under common control accounting. In addition, the agreement required the Company to pay an amount in cash equal to the income tax payable as a result of the exchange of the shares of common stock of the Company for the limited partnership interests, but not to exceed 11,942 euros, $15,047 at

III-53

December 31, 2003, using an exchange rate of 1.26 euros to the U.S. dollar. As of December 31, 2002, the Company had paid $3,254 toward this tax liability. However, as of that date, the Murmann Limited Partners were in dispute in the German tax courts over the total amount of tax liability related to this transaction. In 2003, the Murmann Limited Partners incurred an additional tax liability of $621 which the Company, pursuant to the terms of the agreement, paid to the Murmann Limited Partners. The Company recorded this amount as a deemed dividend in 2003.

(12) Long-Term Incentive Plan:

        The Company's Long-Term Incentive Plan provides for the grant of stock options, stock appreciation rights, restricted stock, performance units, performance shares and other incentive awards to officers and key employees and for the reimbursement to certain participants for the personal income tax liability resulting from such awards. The total number of shares of common stock that may be subject to awards or be issued under the Long-Term Incentive Plan shall not exceed 2,400 shares, of which no more than 1,200 shares may be issued as restricted stock.

        The Company also has a Nonemployee Director Stock Option and Restricted Stock Plan which permits the granting of non-qualified stock options and restricted common stock to directors of the Company who are not employees of the Company. The total number of shares of common stock to be issued under this plan shall not exceed 250 shares.

        Prior to 2003, the Company accounted for employee stock awards under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." Effective January 1, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123 (FAS 123), "Accounting for Stock-Based Compensation" prospectively to all employee awards granted, modified, or settled after January 1, 2003. Awards previously made under the Non-employee Director Stock Option and Restricted Stock plan vest over a three-year period and the effect of applying the fair value recognition provisions of FAS 123 are not considered significant. As noted in Note 1 above, the Company has selected the prospective method under SFAS No. 148 for reporting this change in accounting principle.

        On March 5, 2003, the Board granted approximately 339 stock options to certain members of management. The options become exercisable over a three-year vesting period with the ultimate number of options granted determined based on the financial performance of the Company over the period as defined in the stock option agreements. These options expire ten years from the date of grant. At December 31, 2003, these are the only stock options outstanding and none of the options were exercisable. The Company recognizes compensation expense for stock options over the vesting period based on its best

III-54

estimate of the number of options that will ultimately vest. Expense recognized in 2003 related to the stock options was $177.

        The Company utilized the Black-Scholes option-pricing model to determine the fair value of stock options on the date of grant. The following table sets forth key assumptions used in determining fair value:

Weighted average fair value per share of options granted	$3.55
Dividend yield	3.0%
Expected volatility	49%
Risk-free interest rate	3.9%
Expected lives	10 years

        During 2003, 2002 and 2001, the Company awarded performance units to employees totaling 306, 242 and 220, respectively. The performance units entitle the participants to an amount equal to the Company's dividends and vest after three years with the Company recognizing compensation expense over the vesting period.The settlement of performance units is in shares of company stock or cash as determined by the Board of Directors. Compensation expense for the portion assumed to be settled in cash is adjusted based on fluctuations in the market price of shares over the vesting period. Compensation expense recognized in conjunction with the performance units outstanding was $368 and $985 in 2003 and 2002, respectively. No compensation expense was recognized in 2001 based on the Company's estimates of payments on the performance units outstanding.

        Under the Nonemployee Director Stock Option and Restricted Stock Plan the Company awarded 14, 8, and 8 shares of restricted stock to nonemployee directors in 2003, 2002, and 2001, respectively. The restricted stock awards entitle the participants to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. The value of each award was established based on the market value of the stock as of the grant date. The shares vest over three years. Unearned compensation related to the restricted stock is shown as a reduction of stockholders' equity in the accompanying consolidated balance sheets and is being amortized ratably over the vesting period of the grants. Unearned compensation was computed based on the market value of the restricted shares. Compensation expense recognized in conjunction with the restricted stock outstanding in 2003, 2002, and 2001 amounted to $98, $71, and $43, respectively.

(13) Related Party Transactions:

        In connection with the acquisition of Danfoss Fluid Power on May 3, 2000, the Company entered into several agreements with Danfoss A/S to purchase ongoing operational services from Danfoss A/S. These services include rental of shared facilities, administrative support and information technology support.

III-55

These fees are paid on a monthly basis. Payments required under these agreements as of December 31, 2003, during the years ending 2004 though 2008 and for years thereafter, are $8,862, $8,742, $8,742, $6,195, $6,145, and $42,661, respectively. Total expense recognized for goods and services purchased from Danfoss A/S for 2003, 2002, and 2001 was $47,284, $36,899 and $44,157, respectively.

(14) Commitments, Contingencies, and Guarantees:

        The Company leases certain facilities and equipment under operating leases, many of which contain renewal options. Total rental expense on all operating leases during 2003, 2002, and 2001 was $15,132, $11,513, and $10,457, respectively.

        Minimum future rental commitments under all noncancelable operating leases as of December 31, 2003, during the years ending 2004 through 2008 and for the years thereafter, are $16,150, $14,784, $13,327, $10,270, $8,923, and $68,650, respectively.

        The Company also leases certain facilities and equipment under capital leases. Minimum future lease payments under all noncancelable capital leases as of December 31, 2003, during the years ending 2004 through 2008 and for the years thereafter, are $1,367, $1,332, $1,151, $1,146, $1,146, and $16,523, respectively.

        The Company, from time to time, is involved in various legal matters considered normal in the course of its business. The Company intends to vigorously defend against all such claims. It is the Company's policy to accrue for amounts related to these matters if it is probable that a liability has been incurred and an amount can be reasonably estimated. Although the outcome of such matters cannot be predicted with certainty and no assurances can be given with respect to such matters, the Company believes that the outcome of these matters in which it is currently involved will not have a materially adverse effect on its results of operations, liquidity or financial position.

III-56

(15) Quarterly Financial Data (Unaudited):

        Summarized quarterly data is set forth in the following table on a restated basis. Gross profit and net income have been restated to give effect to the impact of expenses discussed in Note 17.

	Quarter
	First	Second	Third	Fourth	Total
2003
Net sales	$300,425	$308,462	$255,370	$262,517	$1,126,774
Gross profit	$71,674	$77,295	$51,964	$51,431	$252,364
Net income (loss)	$10,165	$11,262	$(2,229)	$(7,965)	$11,233
Basic and diluted net income (loss) per common share (1)	$0.21	$0.24	$(0.05)	$(0.17)	$0.24
2002 (as restated—see Note 17)
Net sales	$243,048	$264,117	$223,920	$221,223	$952,308
Gross profit	$58,932	$67,984	$47,474	$44,602	$218,992
Net income (loss)	$6,688	$9,327	$(586)	$(1,724)	$13,705
Basic and diluted net income (loss) per common share	$0.14	$0.20	$(0.01)	$(0.04)	$0.29
Impact of restatement on:
Gross profit	(109)	(109)	(109)	(110)	(437)
Net income (loss)	(67)	(67)	(67)	(66)	(267)
Basic and diluted net income (loss) per common share	(0.02)	—	—	(0.01)	—
2001 (as restated—see Note 17)
Net sales	$261,102	$221,641	$183,474	$189,062	$855,279
Gross profit	$65,078	$52,329	$34,309	$40,870	$192,586
Net income (loss)	$12,054	$4,105	$(7,729)	$(4,094)	$4,336
Basic and diluted net income (loss) per common share	$0.26	$0.09	$(0.16)	$(0.09)	$0.09
Impact of restatement on:
Gross profit	(321)	(109)	(109)	(108)	(647)
Net income (loss)	(195)	(67)	(66)	(66)	(394)
Basic and diluted net income (loss) per common share	(0.01)	—	—	(0.01)	(0.01)

(1)
Stock options and performance units are not included in the calculation of diluted income per share as they are performance based.

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(16) Segment and Geographic Information:

        The Company reports its operating segments around its various product lines of Propel, Work Function and Controls. Propel products include hydrostatic transmissions and related products that transmit the power from the engine to the wheel to propel a vehicle. Work Function products include steering motors as well as gear pumps and motors that transmit power for the work functions of the vehicle. Controls products include electrohydraulic controls, microprocessors, electric motors, and valves that control and direct the power of a vehicle.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates individual segment performance based on segment income or loss defined as the respective segment's portion of the total Company's net income, excluding net interest, income taxes, minority interest, and equity in net earnings of affiliates. The following table presents the significant items by operating segment for the results of operations for the years ended December 31, 2003, 2002 and 2001, respectively:

	Propel	Work Function	Controls	Corporate Function	Total
2003
Trade sales	$505,012	$345,536	$276,226	$—	$1,126,774
Segment income (loss)	50,101	9,287	13,659	(29,483)	43,564
Depreciation expense	33,181	23,500	14,134	6,769	77,584
Total assets	375,977	301,066	234,896	189,815	1,101,754
Capital expenditures	16,056	18,102	14,634	11,199	59,991
2002 (as restated—see Note 17)
Trade sales	$440,221	$294,952	$217,135	$—	$952,308
Segment income (loss)	47,269	19,046	5,804	(22,879)	49,240
Depreciation expense	31,713	19,424	10,899	6,915	68,951
Total assets	351,458	264,107	188,291	166,659	970,515
Capital expenditures	10,936	17,000	10,581	3,761	42,278
2001 (as restated—see Note 17)
Trade sales	$399,509	$268,411	$187,359	$—	$855,279
Segment income (loss)	36,941	8,941	6,575	(20,246)	32,211
Depreciation expense	30,599	17,999	8,353	6,014	62,965
Total assets	351,426	251,881	138,640	142,307	884,254
Capital expenditures	24,930	25,034	14,047	5,686	69,697

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        A summary of the Company's net sales and long-lived assets by geographic area is presented below:

	Net Sales (1)			Long-Lived Assets (2)
	2003	2002	2001	2003	2002
United States	$455,520	$418,692	$411,881	$183,609	$207,344
Germany	108,654	87,234	80,080	70,001	61,069
Italy	82,663	65,254	55,350	29,397	9,376
France	60,963	46,311	44,292	1,080	831
United Kingdom	50,420	51,468	47,139	24,196	25,020
Japan	43,820	36,184	12,573	608	411
Denmark (3)	19,020	15,090	14,678	193,530	177,712
Slovakia (3)	1,021	1,063	992	52,669	44,878
Other countries	304,693	231,012	188,294	72,404	55,206

Totals	$1,126,774	$952,308	$855,279	$627,494	$581,847

(1)
Net sales are attributed to countries based on location of customer.

(2)
Long-lived assets include property, plant and equipment net of accumulated depreciation, intangible assets net of accumulated amortization, and certain other long-term assets.

(3)
Majority of this country's sales are shipped outside of the home country where the product is produced.

        No single customer accounted for 10% or more of total consolidated sales in any year presented.

(17) Restatement:

        The 2002 and 2001 financial statement amounts have been restated due to accounting errors identified during the closing of the Company's West Branch, Iowa, operations. The errors relate to an unreconciled account and unrecognized depreciation associated with a purchase accounting fair value adjustment related to fixed assets. Both items originated in 2000 in connection with the closing of the

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Racine, Wisconsin, facility and relocation of its opertions to the West Branch location. The following table presents the impact on net income of the restatement adjustments for the periods affected:

	For the Years Ended December 31,
	2002	2001	2000
Net income as previously reported	$13,972	$4,730	$26,925
Adjustments
Depreciation expense	(437)	(437)	(291)
Expense related to account reconciliation	—	(210)	(1,293)
Income tax effect	170	253	617

Restated net income	$13,705	$4,336	$25,958

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        The following table summarizes the impact of the restatement on the financial statements:

	As previously reported		As restated
	2002	2001	2002	2001
	(In thousands, except per share data)
Consolidated Statements of Income:
Cost of sales	$732.9	$662.0	$733.3	$662.7
Total costs and expenses	899.7	823.5	900.1	824.2
Operating income	52.6	31.8	52.2	31.1
Income Before Income Taxes and Minority Interest	33.1	15.5	32.7	14.8
Income Before Income Taxes	22.1	7.6	21.6	6.9
Income Tax Expense	7.4	2.9	7.2	2.6
Net Income Before Cumulative Effect of Change in Accounting Principle	14.7	4.7	14.4	4.3
Net Income	14.0	4.7	13.7	4.3
Basic and diluted income per common share	$0.29	$0.10	$0.29	$0.09
Consolidated Balance Sheet:
Assets:
Other current assets	$30.0		$30.5
Total current assets	360.7		361.2
Property, Plant and Equipment, net	436.2		435.1
Total Assets	971.1		970.5
Liabilities and Stockholders' Equity
Accounts payable	69.4		70.9
Total current liabilities	214.8		216.3
Deferred income taxes	44.8		44.3
Total other liabilities	125.0		124.5
Retained earnings	49.5		47.9
Total stockholders' equity	368.9		367.3

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Report of Management

        The management of Sauer-Danfoss Inc. is responsible for the integrity and objectivity of the financial information presented in this annual report. Sauer-Danfoss believes that the consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, applying certain estimates and judgments as required.

        Management of the Company is also responsible for maintaining a system of internal accounting controls and procedures designed to provide reasonable assurance at reasonable cost that assets are safeguarded against loss or unauthorized use and that financial records are adequate and can be relied upon to produce financial statements in accordance with accounting principles generally accepted in the United States of America. This system is augmented by written policies and procedures, careful selection and training of financial management personnel, a continuing management commitment to the integrity of the system, and through examinations by an internal audit department that coordinates its activities with the Company's independent accountants. The Company is currently in the process of completing the documentation and testing requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The Company anticipates being able to meet these requirements by the end of 2004.

        KPMG LLP is retained to conduct an audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and to provide an independent assessment that helps ensure fair presentation of the Company's consolidated results of operations, financial position, and cash flows.

        The Audit Committee of the Board of Directors is composed entirely of independent outside directors. The Committee meets periodically with management, internal auditors, and the independent accountants, both separately and jointly, to discuss internal accounting controls and the quality of financial reporting. To ensure complete independence, the internal auditors and representatives of KPMG LLP have full access to meet with the Audit Committee, with or without management representatives present, to discuss the results of their audits and their opinions on the adequacy of internal controls and the quality of financial reporting. The Audit Committee has the direct responsiblity for the appointment of the independent accounting firm to be retained for the coming year, subject to stockholder approval.

David J. Anderson President and Chief Executive Officer	Karl J. Schmidt Executive Vice President and Chief Financial Officer, Treasurer

III-62

Independent Auditors' Report

To the Shareholders of Sauer-Danfoss Inc.:

        We have audited the accompanying consolidated balance sheets of Sauer-Danfoss Inc. (a Delaware corporation) and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sauer-Danfoss Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As described in note 12 to the consolidated financial statements, in 2003 the Company changed its method of accounting for stock compensation expense. As described in note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangibles.

        As described in note 17 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the years in the two year period ended December 31, 2002 have been restated.

/s/ KPMG LLP

Des Moines, Iowa
March 11, 2004

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Selected Financial Data

(in thousands, except per share and employee data)

	2003	2002(1)	2001(1)	2000(1)(2)	1999
Operating Data:
Net sales	$1,126,774	$952,308	$855,279	$782,537	$534,382
Gross profit	252,364	218,992	192,586	199,427	125,932
Selling, general and administration	156,658	128,646	122,803	98,176	58,382
Research and development	43,456	37,806	38,054	29,874	23,311
Loss on disposal of fixed assets	5,328	381	618	—	—
Total operating expenses	205,442	166,833	161,475	128,050	81,693
Total interest expense, net	17,400	17,219	17,377	11,194	8,566
Net income	11,233	13,705	4,336	25,959	18,120

Per Share Data:
Income per common share, basic and diluted	$0.24	$0.29	$0.09	$0.66	$0.67
Cash dividends per share	$0.28	$0.28	$0.28	$0.28	$0.28
Weighted average basic shares outstanding	47,401	47,395	46,977	39,216	27,225
Weighted average diluted shares outstanding	47,516	47,404	46,980	39,217	27,240

Balance Sheet Data:
Inventories	$198,870	$164,686	$141,652	$146,232	$73,977
Property, plant and equipment, net	452,913	435,102	422,467	422,695	269,485
Total assets	1,101,754	970,515	884,254	840,672	442,515
Total debt	355,451	318,293	298,799	245,739	131,855
Stockholders' equity	397,214	367,331	345,822	341,431	150,752
Debt to debt plus equity(3)	45.3%	44.7%	44.6%	39.8%	41.7%

Other Data:
Backlog (at year-end)	$408,605	$382,815	$319,905	$375,052	$252,400
Depreciation and amortization	80,377	72,593	69,911	53,629	35,538
Capital expenditures	59,991	42,278	69,697	67,931	57,149
EBITDA(4)	108,536	110,734	94,240	107,392	73,163
Cash flows from (used in):
Operating activities	95,558	98,283	67,266	81,859	77,786
Investing activities	(64,989)	(66,272)	(110,143)	(62,305)	(56,779)
Financing activities	(28,833)	(34,417)	33,497	5,406	(22,940)
Number of employees (at year-end)	7,200	7,207	6,790	6,733	3,836

(1)
Amounts shown are restated.

(2)
Includes results of Danfoss Fluid Power since May 3, 2000.

(3)
The debt to debt plus equity ratio represents the ratio of total capital attributable to external financing. As such, the denominator of the ratio includes the total debt and stockholders' equity shown here as well as the minority interest presented on the balance sheet.

(4)
EBITDA represents net income, plus provision for income taxes and net interest expense, plus depreciation and amortization. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with accounting principles generally accepted in the United States of America, it is included herein to provide additional information as management of the Company feels it provides an indication with respect to the ability of Sauer-Danfoss to meet its future debt service, capital expenditures, and working capital requirements.

III-64

Chairman, Vice Chairman and Executive Officers	Board of Directors

Klaus H. Murmann
Chairman
Jørgen M. Clausen
Vice Chairman
David J. Anderson
President and Chief Executive Officer
Hans J. Cornett
Executive Vice President—Sales and Marketing
Karl J. Schmidt
Executive Vice President and Chief Financial Officer, and Treasurer
James R. Wilcox
Executive Vice President and Chief Operating Officer
Ronald C. Hanson
Vice President—Human Resources

 Thomas K. Kittel
Vice President—Propel Products

 Henrik Krabsen
Vice President—Valves

 Finn Lyhne
Vice President—Work Function Products

 Kenneth D. McCuskey
Vice President and Chief Accounting Officer

 Albert Zahalka
Vice President—Mobile Electronics	Ole Steen Andersen
Executive Vice President and Chief Financial Officer—Danfoss A/S
David J. Anderson[1]
President and Chief Executive Officer—
Sauer-Danfoss Inc.
Jørgen M. Clausen[2]
President and Chief Executive Officer—
Danfoss A/S
Nicola Keim
Lawyer by Profession
Johannes F. Kirchhoff[3]
Managing Director—FAUN Umwelttechnik GmbH & Co.
Hans Kirk
Executive Vice President and Chief Operating Officer—Danfoss A/S
F. Joseph Loughrey[3]
Executive Vice President—Cummins Inc. President—Engine Business

 Klaus H. Murmann[1,2]
Chairman—Sauer-Danfoss Inc.

 Sven Murmann
Managing Director—Sauer Holding GmbH

 Steven H. Wood[3]
Formerly Executive Vice President and Chief Financial Officer—Maytag Corporation

[1] Member of Executive Committee
[2] Member of Nominating Committee
[3] Member of Audit Committee and Compensation Committee

III-65

Corporate Data

Stockholder Information

Annual Meeting
The annual meeting of Company stockholders will be held at 8:30 a.m. on May 5, 2004 at:

The Hotel at Gateway Center
U.S. 30 and Elwood Drive
Ames, Iowa 50010

Transfer Agent
Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Phone: 800-468-9716

For information about accounts, stock certificates, transfers or dividend checks, contact Wells Fargo Stock Transfer, Shareowner Relations.

Website: http//www.wellsfargo.com/shareownerservices

Investor Relations

In the U.S.: Kenneth D. McCuskey Sauer-Danfoss Inc. 2800 East 13th Street Ames, Iowa 50010 Phone: 515-2339-6364 e-mail: kmccuskey@sauer-danfoss.com	In Europe: John N. Langrick Sauer-Danfoss Inc. Krokamp 35 D-24539 Neumünster Germany Phone: 49 4321 871 190 e-mail: jlangrick@sauer-danfoss.com

Website
www.sauer-danfoss.com

Stock Exchanges
Sauer-Danfoss Inc. common stock is listed on the New York Stock Exchange (SHS) and on the Frankfurt Germany Stock Exchange (SAR).

Form 10-K
The Form 10-K annual report to the Securities and Exchange Commission is available to stockholders upon written request to Sauer-Danfoss Inc. Investor Relations.

Independent Auditors
KPMG LLP
Des Moines, Iowa

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QuickLinks

TABLE OF CONTENTS
PROXY STATEMENT
GENERAL INFORMATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
GOVERNANCE OF THE COMPANY
REPORT OF THE AUDIT COMMITTEE
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
U.S. RETIREMENT PLAN TABLE
ITEM 1—ELECTION OF DIRECTORS
ITEM 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT ACCOUNTANTS
ADDITIONAL INFORMATION
SAUER-DANFOSS INC. AUDIT COMMITTEE CHARTER
SAUER-DANFOSS INC. COMPENSATION COMMITTEE CHARTER Adopted March 3, 2004
SAUER-DANFOSS INC. 2003 ANNUAL REPORT